9/6

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Airlines Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 122 FISCAL YEAR 3-31-01

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 9/16/02

ANNUAL REPORT
FISCAL YEAR ENDED MARCH 31, 2001

The JAL Group

Poised for growth in the 21st century



Japan Airlines

This year, at the threshold of the 21st century, Japan Airlines Company, Ltd. (JAL) marked the 50th anniversary of its establishment. JAL began independent operations as Japan's national flag carrier providing regular domestic air-transport services in October 1952, the year after it was founded. Fully privatized in 1987, the Company has achieved solid growth and carries out operations on a scale larger than any other airline, not only in Japan, but throughout Asia as well. Over the years, the JAL Group has steadily strengthened its ranking as Asia's leading provider of air-transport services.

The JAL Group's core businesses are passenger operations on international and domestic routes, cargo operations, and travel services and other air transport related businesses. The Group also manages a wide variety of other independent businesses in such fields as hotel and resort operation, commerce and retailing, information systems and manpower agency services. Every effort is made to develop and strengthen management systems that match the characteristics of each area of Group activity. Today JAL faces the serious challenge of attaining a new level of growth as it responds to the ongoing and sweeping changes in its operating environment brought on by such factors as the rapid advances in information technology and the worldwide move toward deregulation. As it does this, the Group will continue to place the highest priority on assuring flight safety and providing high-quality services that make JAL the carrier preferred by customers. JAL is continuing its efforts to augment Group corporate value, build powerful corporate brands, move ahead with reforms, and create a stronger, more dynamic JAL Group.

Contents

Consolidated Financial Highlights

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
For the Year:				
Operating Revenues	**¥1,703,773**	¥1,598,516	¥1,566,094	**$ 13,740,104**
Operating Expenses	**1,625,133**	1,553,628	1,533,237	**13,105,911**
Operating Income (Loss)	**78,639**	44,887	32,856	**634,185**
Net Income (Loss)	**41,021**	19,740	26,773	**330,814**
Net Income (Loss)Per Share (yen and dollars)	**¥ 23.06**	¥ 11.10	¥ 15.05	**$ 0.185**
At Year-End:				
Long-Term Debt	**¥ 839,821**	¥ 955,135	¥1,066,660	**$ 6,772,741**
Stockholders' Equity	**267,654**	237,903	216,957	**2,158,500**
Total Assets	**1,801,855**	1,911,177	1,955,622	**14,531,088**
Shares Issued (thousands)	**1,783,473**	1,778,943	1,778,943	

Note: The U.S. dollar amounts in this annual report are translated from yen amounts, solely for convenience, at ¥124=U.S.$1.00, the exchange rate prevailing on March 31, 2001 (see Note 2 to the Consolidated Financial Statements).

Consolidated Operating Highlights

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2001 and 2000.

		2001	2000	Change (%)
Revenue Passengers Carried:	Domestic	**23,469,046**	23,336,703	0.6
(number of passengers)	International	**15,137,007**	13,909,951	8.8
	Total	**38,606,053**	37,246,654	3.6
Revenue Passenger-Km:	Domestic	**18,866,556**	18,983,209	-0.6
(1,000 passenger-km)	International	**76,397,303**	69,495,330	9.9
	Total	**95,263,859**	88,478,539	7.7
Revenue Passenger-Load Factor:	Domestic	**66.5**	65.7	0.8
(%; percentage point change)	International	**75.6**	71.4	4.3
	Total	**73.6**	70.1	3.5
Revenue Ton-Km Performed:	Domestic	**1,736,516**	1,747,884	-0.7
(1,000 ton-km)	International	**11,673,875**	10,990,151	6.2
	Total	**13,410,391**	12,738,035	5.3
Revenue Weight-Load Factor:	Domestic	**54.8**	54.2	0.6
(%; percentage point change)	International	**72.0**	70.3	1.7
	Total	**69.2**	67.6	1.6

Notes: 1. Ratios and percentages have been rounded to the nearest tenth of a percent.
2. Other figures less than one thousand, except for passengers carried, have been discarded.

The fiscal year ended March 31, 2001, during which the curtain was raised on the 21st century, was extremely important for the JAL Group. It came at the close of a century that witnessed the birth and astounding growth of the air transportation industry—a development of historical significance for the entire world. This year, as the new century begins to unfold, Japan Airlines marks the 50th anniversary of its establishment and looks forward to a new stage of business expansion. Having grown into an organization that carries over 38 million passengers and over one million tons of freight annually, the company worked to further sharpen its management vision for the entire JAL Group. This effort included steady progress in carrying out a medium-term plan for 2001-2003 that maps out a strategy and reforms needed to provide high-quality products and services on a global scale. The aim is to create an enterprise that is "Chosen and Relied On by Customers and Society." The JAL Group intends to forge itself into a corporate group that creatively responds to rapid advances in information technology and sweeping social and economic changes—a strong and healthy group capable of reform and fully aware of its responsibilities as a good corporate citizen.

Results of Operations in the Year Ended March 31, 2001

Large expansion of overall demand for international passenger travel led to healthy growth in that area during the term. The number of individual passengers increased as a result of the company's improvement of its discount domestic airfare plan and other Web-based discount services. The result was that demand for passenger travel on domestic routes remained at approximately the same level as that of the previous fiscal year. In cargo operations, although demand picked up along with signs of economic recovery in the first half of the term, the influence of the economic slowdown in the U.S. led to annual demand on both domestic and international routes remaining nearly the same as in the previous year.

To strengthen management capabilities in associated business operations, the JAL Group moved ahead with streamlining and restructuring, and with efforts to improve consolidated accounting and systems used to evaluate the performance of Group companies. As a result, revenue increased by ¥105.2 billion (6.6%) to ¥1,703.7 billion. At the same time, despite our review of all expenses and energetic cost-cutting efforts, a sharp rise in the cost of petroleum, the feedstock used to make aviation fuel, caused operating expenses to rise ¥71.5 billion (4.6%) over the previous fiscal year. These efforts led to operating income moving upward by ¥33.7 billion (75.2%) to ¥78.6 billion. Net income improved by ¥21.2 billion(107.8%) to ¥41.0 billion.

Strengthening the Competitiveness of the Corporate Group in the Age of Consolidated Management

In fiscal 2000, we continued our plan for Forging a Stronger, More Dynamic JAL Group, and we stepped up efforts to carry out reforms. In international passenger travel, JAL enhanced business alliances and expanded the number of code-share flights with other carriers such as American Airlines, Swissair, Iberia, and Vietnam Airlines. As of May 2001, the JAL Group had expanded this type of activity to tie-ups with 19 companies. Also, in response to the growth in personal air travel, we aggressively promoted sales of discount tickets to individual travelers.

To stimulate increased demand and greater revenue in domestic passenger operations, JAL adopted a new, flexible fare system in February 2000. This was in response to the new operating environment created by the revision of the Civil Aviation Law of Japan. As part of a three-airline cooperative effort, the company also took advantage of new, expanded runway at Haneda Airport to begin shuttle service between Tokyo and Osaka. In addition, we completed a transfer of B737 operation to our subsidiary, JAL Express (JEX).

To meet diversifying customer needs and broaden sales channels in its cargo operations, JAL began offering new high-value-added products such as J-SPEED, J-FREIGHT, and J-SPECIAL, along with JAL Tracker Report (JTR), a service that makes full use of information technology.

In response to the age of advanced information technology, JAL has introduced e-Discount, Japan's first Web-based domestic airfare service, that provides discounts to passengers making JAL reservations via the Internet, i-mode or JAL ONLINE. The company also upgraded its Web site and engaged in other activities to speedily and attentively respond to changing customer needs.

Further Growth on into the 21st Century—after 50 Years in Business

As it commemorates its fiftieth anniversary, JAL projects an overall healthy expansion of demand for air travel in the years to come. The company recognizes that its operating environment will become even more challenging because passengers' intentions to seek lower airfares is a given factor and intensification of competition can be expected to continue. Under these conditions, as in any age, ensuring safety is retained as the JAL Group's highest priority. To enhance efforts in this most important area, JAL has made significant improvements in its Group-wide comprehensive safety inspection system.

We are also restructuring routes to achieve further gains in profitability, which means improving and increasing services on routes where demand and profitability are higher. Along with this, we are aggressively pursuing strategic alliances with other airlines when it will contribute to an expansion of our network of routes. In response to market trends in route management, the JAL Group is also moving [illegible]d with a transfer of route operations from JAL to other Group companies such as JALways, JAL Express, Japan TransOcean Air and J-Air. These moves are being made to raise efficiency of route operations on a Group basis.

In other operations, in April 2000, JAL Sales Network Co. began business activity to handle nationwide passenger sales operations for the entire JAL Group. At the same time, our cargo operations are being bolstered by further clarifying business responsibilities in our domestic cargo division. We also began operations of JAL Cargo Sales, which was established as a separate company to enhance competitiveness. In the e-business field, JAL is strengthening ties with customers and business partners and raising the efficiency of interaction between JAL Group companies by obtaining maximum benefit from the utilization of information technology (IT). We are promoting an "e-JAL Group" plan to radically change the way we handle business activity with IT.

The aims of the efforts summarized above are, first and foremost, to ensure the safety of our flight operations and provide service of superior quality to make our airline the one chosen first by passengers. The Company also intends to build a powerful corporate brand to fortify the value of the JAL Group as a whole and will strengthen its management capabilities to continue returning profits to shareholders. JAL will step up its activity to Forge a Stronger, More Dynamic JAL Group to reward the trust it has been given by its shareholders.

September 2001



Isao Kaneko
President



Isao Kaneko
president

Poised for growth JAL Group


JAL
Japan Airlines

JAL achieved growth from the time it was established, in 1951. As the industry leader in Japan, JAL has initiated corporate structural reforms to counter the fall-off in business performance that resulted from the economic weakness that has followed in the 1990s, following the end of the bubble-economy period, and the accompanying change in the business environment. Since 1998, on the premise that sustained safe operation of aircraft is the foundation for the continued existence of the company, JAL has kept as its performance objective a Forging a Stronger, More Dynamic JAL Group, and given the new emphasis on consolidated business performance, has striven to improve the competitiveness of the JAL corporate group as a whole.

Moreover, amidst even greater amplitude and speed of change of the environment in which the company does business, JAL adopted Deepening of a Forging a Stronger, More Dynamic JAL Group as a sub-theme in the "Medium Term Plan 2001 through 2003" which was adopted in March 2001. In this corporate plan, where the highest priority is given to "strengthening the basic quality of safety and service," a long-term strategy and flexible tactics are provided for attainment of the delineated goals of "strengthening the corporate base," "maximizing corporate value," and "strengthening Group management." The JAL Group is implementing this plan with the maximum power provided by the confluence of all employees' resources of knowledge and creativity.

n the 21st century



Sche..atic Image of JAL Group Management



JAL Group Management
(Group Control Functions)
Core Business
(air transport)
Independent Business Areas
Management Strategy
(business portfolio)
Quality Control
(safety, environmental protection, others)
Management Resources
Human Resources
Financial Affairs
Public Relations
(including Investor Relations)
Management Control
Cargo
(Planning, Marketing)
International Passengers
(Planning, Marketing)
Domestic Passengers
(Planning, Marketing)
JAL WAYS
JAA
JEX
JTA
J-AIR
Cabin Services
In-Flight Meal Catering
Maintenance (Engineering and Maintenance Company)
Cargo Sales
Passenger Sales
(JAL Sales Network)
Airport Operations
Shared Services (Cash Management, Group Finance, etc.)
Hotels
JAL Hotels
Trading, Distribution, etc.
JALUX
AGP etc.
Information Systems
JAL Infotech

The managerial organization that JAL has built for its corporate group distinguishes between two types of business operations area, the original "business areas related to air transport," and "independent business areas," encompassing hotels, trading and distributive activities, information systems and the like.

In each of the three segments making up the "business areas related to air transport," "international passenger service," "domestic passenger service," and "cargo," the company has sought to improve business viability and profitability. Moreover, the company has endeavored to establish the functions of flight operation, maintenance, cabin services, sales, and airport operations, and to maintain effective management that excels in fundamental quality, to support these three segments from the viewpoint of function.

In the "independent business areas," where operations can be implemented completely separate from air transport service, contributions to the JAL Group have been provided by use of the specific characteristics of each area, by going public, by business links and alliances with other companies, and other means.

Safety Assigned Highest Priority

Every Employee Assures Certainty in the Operation of Every Flight

Ensuring safe flight is the basis for the very existence of the company, and is the subject that the entire JAL Group treats with the highest priority. Extremely important for this are the slow-but-steady, untiring efforts day-to-day of every employee of the Group companies, beyond those of divisions directly associated with safety such as operations, maintenance and engineering, cabin service, airport services, and cargo.

The company has experienced a major incident when damage occurred to an engine upon takeoff at Jakarta (September 2000) and another when passengers suffered injuries, some serious, when sudden action was required to avert a collision with another aircraft operated by the company (January 2001). The company has taken these incidents as warnings, and as occasions to redouble Group-wide efforts at assurance of safe flight. Measures have been taken to prevent the re-occurrence of such incidents as these.

Policies for Assurance and Improvement of Safety Quality

Accurately ascertaining problems that arise in daily operation of aircraft, and analyzing those problems followed by swiftly providing feedback of the results to the work of safety management is of utmost importance for the maintenance and improvement of safety. In addition to the self-check activities by each division at JAL, third-party oversight according to high standards is used, and efforts are being made to further strengthen the system for safety management.

In relation to capital equipment, advances are being made in improvement of the use of the Enhanced Ground Proximity Warning System (EGPWS) and Predictive Windshear System (PWS).

The following additional measures are being taken to raise the level of safety.

- Measures related to rationalization of safety regulations in accordance with revision of the Civil Aviation Law.
- Review of the maintenance and engineering system.
- Re-examination of procedures in all divisions.
- Strengthening of the control systems for prevention of hijacks, assurance of security, and management of risk.

Strengthening and Expansion of Crew Resource Management

A study of causes of airplane accidents throughout the world has suggested that in more than 70% of all instances human error on the part of the crew bore a relation to the accident. A Crew Resource Management (CRM) Training Program has been developed on the basis of that suggestion, to augment the ability of the crewmembers as a team in carrying out their duties. This has the objective of preventing a chain of errors at the time of an accident or incident.

Since initiating CRM seminars, in 1986, and introducing LOFT: Line Oriented Flight Training utilizing high-performance simulators, JAL has consistently sought to strengthen its CRM and establish it more firmly in personnel management activities. In fiscal 1999, JAL identified specific CRM skills that serve as behavior parameters when CRM is implemented and at this time is giving emphasis to implementation of CRM throughout the corporate group.

In addition to flight crew, an employee category where CRM has already been carried out, DRM training was begun in May 2000 for flight operations planning personnel. In the engineering and maintenance area, MRM training for all employees of the Engineering and Maintenance Company began in April 2001, when CRM training for all cabin personnel was also started.

Role of the Engineering and Maintenance Company

An in-house company dedicated to engineering and maintenance was formed in April 2000, for the primary objectives of continuous provision of top-level confidence by maintaining safe flight operations and of improving cost competitiveness. The Engineering and Maintenance Company brings together the technical power and creative power of a staff of 5,000 persons including many from JAL Group companies. As a result, we have achieved the highest level in the world with regard to the representative indicators of the quality of engineering and maintenance, the on-time departure rate and in-flight engine stall rate.

Rate of on-schedule departures of major airlines in 1999
(a measure of the integrity and quality of aircraft and maintenance services)


JAL
Other airline companies
Average
(%)
100
99
98
97
96
95
JAL
A
B
C
D
E
F
G
H
I
Average

Aircraft type: B747
Source: The Boeing Company

Improvement of fuel tanks on 747s, and of engine thrust reversers on 747s and 747-400s has been planned for fiscal 2001. In addition, JAL is participating in the "Working Together" scheme of the Boeing company, as one of the launch customers invited to be a part of the development and design process; through this the company is assisting in regard to the safety, suitability and economics of the 777-300ER.

JAL has adopted the Multiple Similar System Maintenance method (MSSM), incorporating the rule that the no one maintenance worker is to work on both left and right engines of a plane, for example. The company has started using this method from June 2000, at first on two-engine plane, as one of the efforts being made to reduce the risk of a problem caused by human error.

Role of Flight Operations

Developing the skills of top-level professional pilots, the airline employees most directly responsible for flight safety, is the most important work done by a carrier. As a carrier operating one of the largest fleets of large aircraft in the world over an extensive route network including many international routes, JAL has been a world leader in building a system for in-house training of pilots and in training pilots of large aircraft. As one result, cockpit crew training has progressed well.

Moreover, since the first experimental flights in Japan, in 1996, experience has been accumulated steadily with regard to new air traffic control systems, notably the Communication Navigation System and Traffic Management (CNS/ATM) that are being introduced in many countries. An important role is expected of full-scale application of CNS/ATM that will enable efficient operation of aircraft.



Augmenting Fundamental Quality, Increasing Corporate Value ... Management Structure

Thorough Attention to Shareholders, and Improvement of Capital Efficiency Based on Management Targets

On the premises of Maintenance of flight safety and Pursuit of good-quality service, the basic policy of management of the JAL Group is to make the requisite reforms of organization and systems required so as to enable attainment of stable profits even under conditions of intensified competition, so as to provide a continuous return to all stakeholders, including shareholders, customers and society, employees and financial position.

The entire Group is working hard to determine performance objectives based on management targets, and improve capital efficiency in order to thoroughly implement the policy of according high importance to shareholders.

- Achievement of 10% return on equity on a consolidated base
- Raising the ratio of cash flow originating in operations to consolidated interest-bearing liabilities, including lease and pension pay obligations, to 10% or higher
- Adopt in each division, in-house company and related company the intra-Group control indicators (J.VASE) that provide a measure of corporate value, in order to achieve the objective for return on equity
- Further improve the system for investor relation's activities, by means including strengthening the Shareholders' Service Department.

In the area of corporate governance, each company in the JAL Group has introduced a performance evaluation system, which is being used to link the objectives of each company to objectives of the Group as a whole. By the adoption of enterprise resource planning (ERP), we will further clarify the responsibilities of each company and strengthen the function of monitoring. In addition, the company is using equity policy to contribute to the unification of Group strategy. With regard to operations related to air services this has entailed measures such as the exchange of shares in March 2000 whereby JALways was made into a fully owned subsidiary. Also, the company is proceeding with strengthening of the functions of the standing auditor in order to further improve corporate governance.

Strengthening of the Group's Managerial System and Organization

The six key factors in the following two areas have been identified as the basic venues for management of the JAL Group. By work related to these factors, the intangible assets of the company, embodied in quality of service and in its personnel, will enhance the value of the company.

In the area of Strengthening the Group foundation, these factors are vital:

- Improvement of safety quality,
- Offering of high-quality service by the Group as a whole,
- Elevating customer satisfaction by further reform of the corporate style.

In the area of Maximizing corporate value, these are vital:

- Improving the utilization of assets, including attaining a consolidated ROE of 10%,
- Augmenting the role of air transport as an industry,
- Augmenting the company's social role as a corporate citizen.

Second, in the area of Improvement of the JAL Group's managerial system and organization, JAL group functions are separated into

- Functions governing the Group as a whole,
- Passenger, cargo and other operating segments,
- Marketing, engineering and maintenance, and airport service function segments,
- Functions that are to be shared in common within the Group.

With the objective of optimization in keeping with each of these functions the company is carrying out, for example, the following specific policies.

- Participation in the Cash Management Center: Of the 89 domestic consolidated companies in the JAL Group, 72 are participating in a joint-operation Cash Management Center. Further, 46 are joining to operate and use an Accounting Center. These organizations will improve the efficiency in use of capital, and of accounting tasks (end of March 2001).
- Personnel cutbacks: It is anticipated that there will be a reduction of 4,200 ground personnel by the end of fiscal 2002 (relative to the level at the end of fiscal 1998).
- Shifts of route service: As of fiscal 2001, 15% of all international passenger flights operated by the groups were by JALways (exclusive of code-sharing flights). Of domestic operations, those using B737s have all been transferred to JAL Express, and from April 2001, delivery of CRJ200 regional jets has begun and these are now in service in addition, the further transfer of routes to J-AIR is to be promoted. As a result, more effective route management will be realized.

Increasing Income and Reducing Costs

The Approach to Increasing Income

Transfer of business operations to marketing companies: marketing company, JAL Sales Network, has been established, as a subsidiary fully owned by JAL. By April 2001 almost all marketing activities in Japan has been transferred to this company. Our intention in doing this is to improve the overall marketing ability of the company, acquire greater ability to respond to diversified market requirements, and lower business operating costs on a company-wide scale. The

Cargo Division transferred marketing operations in Japan to JAL Cargo Sales as of April 2001; this company operates closer to the market.

Price strategy: In the domestic market, in accordance with provision of the revised Civil Aviation Law (effective as of February 2000), JAL has greatly expanded its menu of discount fares, and improved the offerings available in the reduced-price JAL Goku (Goku is the Japanese reading for the Chinese name Sun Wukong, the Monkey King) scheme for international travelers. The company also has sought to increase the ratio of high yield customers, and increase the unit price. In addition, the company has taken a pro-active stance regarding e-business, and has introduced e-discounts and e-tickets, both of which have elicited a swift response from customers.

Improvement of product quality: During fiscal 2001 the company will improve the seats and seat pitch in business class compartments of aircraft operated on major routes, improve in-flight meals, and renovate DC10s, to enhance customer evaluation and improve competitiveness.

The Approach to Reducing Costs

Reduction of landing fees: Through the Scheduled Airlines Association of Japan (Isao Kaneko [President, JAL], chairman), the company is endeavoring to have landing fees, that are high relative to other countries, reduced by one-third for domestic flights arriving at Haneda and by about 9% for international flights arriving at Kansai International Airport.

Reducing cash outflows from the Group: To improve consolidated cash flow, in addition to reviewing the details of contracts with vendors and paying greater attention to purchase prices, the company will work to achieve a more flexible structure of fixed and variable costs, using such means as the sale of assets, expansion use of leases and expanded scope of outsourcing.

By means of these measures for reduction of costs, the objective of a 10% reduction in unit transport costs relative to that of 1997 was achieved in 1999 (followed by a small increase in 2000 because of higher fuel costs).


JAL

JAL Group Business Plans

Expanded Links and Alliances

Formation and use of links and alliances with other carriers is extremely important for accomplishing the objectives of improvement of both competitiveness and earnings. As the company has a long history of links and alliances, as of May 2001 such relations were in operation with 19 major foreign carriers. Since setting up the framework for cooperation with American Airlines in 1994, JAL has reached agreements regarding mileage plans (frequent flyer programs) and computerized reservation systems. Since the start of code sharing on transpacific flights in 1999, JAL has increased the routes between the U.S.A. and Japan that it offers to customers. Code sharing has enabled JAL to build one of the world's largest route systems, with 1,700 flights weekly over 116 routes as of summer, 2001.

As new arrangements made in fiscal 2000 with European counterparts, JAL and Alitalia are now code sharing on all flights between Japan and Milan and Rome starting in November 2000. Code sharing with Swissair was expanded to include flights between Zurich and Vienna, also from last November. In cooperation with Iberia, Routes to Madrid and Barcelona were added to code sharing flights in order to link with the Tokyo=Amsterdam route operated by JAL, from April 2001. Code sharing with Air France was expanded in June 2000 to include service between Paris and both Copenhagen and Stockholm, and again in April 2001 with the addition of Paris to Hamburg and Dusseldorf.

Increased Flights on Existing Routes; Shifting of Routes

JAL increased daily domestic flights by one arriving and one departing flight on each of nine routes, when the number of slots at Haneda was increased in July 2000. Further, one flight daily between Haneda and Fukuoka (from April), and between Haneda and Okinawa (from June) were added in anticipation of growth of demand. Regarding changes within the JAL Group, J-AIR began operating two 50-seat low-noise CRJ200 jets in keeping with its new strategic task of operating the Group's domestic flights. Further, progress will be made in transferring routes; during fiscal 2001, eleven flights on six routes will be transferred to JTA, JEX and J-AIR.

Flexible modifications have been made in the type of aircraft, number of flights, and routes in response to change in customer demand, with the intention of simultaneously improving the convenience afforded to passengers and improving corporate earnings.

Aircraft planning

While adhering to the basic presumption that the foundation of any air carrier is "safe flight," JAL has sought to exploit the business opportunity presented by increases in slots at Narita and Haneda. To meet this capacity increase, JAL has both improved aircraft and shifted resources to routes showing strong demand, and has constructed a framework for provision of services that has been made flexible by measures including the use of outsourcing of flights. As plans for fiscal 2001, JAL intends to retire one 747 from international passenger service, and acquire a new 747-400. At Group companies, JTA will replace four B737-200 planes with B737-400s, and J-AIR will replace two Jetstream 31 jets with CRJ200s. At the end of fiscal 2001 the JAL Group fleet as a whole will consist of 176 aircraft.

Medium- and long-term plans include the sale of ten three-engine MD11s during the period from fiscal 2002 to 2004, and replace them with eight two-engine B777-200ERs and two B767-300ER planes. These changes in the fleet composition will increase the number of passenger seats available for our customers while the reduction in the number of types of aircraft we operate will make possible reductions in maintenance costs and aircrew training costs. The net savings will result in an improvement of annual cash flow to the order of ¥10 billion.

Moreover, as a launch customer of the Boeing Company, JAL has contracted to acquire eight B777-300s during the period from 2004 to 2008. These are long-haul aircraft that are comparable to the B747-400 long-distance jet in terms of fuel economy, but perform better in terms of noise and exhaust content, two major environmental considerations.

Formation of an "e-JAL" Group

The company is making progress in forming an e-JAL Group through the application of information technology to relations with customers, relations with vendors, optimization of inter-company relations within the JAL Group, and support for management of the Group as a whole. During the spring of 2002, enterprise resource planning (ERP) system will be adopted in major JAL Group companies as a tool for maintaining access to real-time information and assurance of maneuverability when policy requires it. This will increase the speed and improve the quality of management of the Group by architecting a system that makes instant monitoring of current management conditions in companies of the Group.

As specific measures, in addition to improving the home page of Group companies so that they are more responsive to the diverse needs and requirements of customers, and provide greater convenience to site visitors, greater emphasis will be given to links and alliances with other companies.

In the area of procurement, the company is a participant in Aeroxchange, the largest marketplace for the air transport industry, Jet-A.com, an online marketplace for jet fuel, and is making maximum use of supply chain management as part of ongoing efforts to improve business operations.

- Overseas travel arrangements via the Web for the Japanese Market: In addition to forming a holding company for investment by domestic and foreign carriers, JAL through a joint venture with the American Internet company Travelocity.com reached an agreement [illegible] on starting a company that will offer overseas travel services via the Internet to domestic Japanese customers. A website is to open within 2001 and the company is expected to generate ¥60 billion or more in sales in five years' time.

Improvement of service at the JAL website: In August 2000 the entire website was re-designed. Starting in February 2001, members of the JAL Mileage Bank (JMB) have a page [illegible] for them. The company has also arranged for one-on-one [illegible] selected products such as e-JMB tours, provision of [illegible] on online seat selection, JAL domestic (Japan) flight [illegible] ticket purchases, and e-payment service via the Bank of [illegible] Mitsubishi, and a JAL Internet Help desk at the w[illegible]site.

[illegible]ne services for corporate customers: At the end of February 2000 a hotel reservation function was added to the business-trip software, JAL Online, that JAL makes available [illegible] the more than 2,000 companies that have contracted [illegible] that is offered within Japan. In addition, a model for use [illegible] worldwide web was constructed and from June 2000 [illegible] all corporate customers.

"e-milenet" begins business activities: a website for [illegible] offering information on flights, travel and general [illegible] daily life, has been opened and has the working [illegible] ing customers to accumulate miles and exchange them for a variety of attractive goods.


J-AIR
JA201J
JAL
JTA
Japan TransOcean Air

Expansion of Runway Capacity at Haneda and Narita Airports

Large-scale expansion of capacity of the metropolitan region's airports is indispensable for improvement of the network between [illegible] regio[illegible]d other parts of Japan, and for coping with the growth of dema[illegible]or air travel. This is a matter of importance to users of regional airports and is not confined to being an issue of the Tokyo region. Apart from this, even though pressure on capacity will be relieved when the interim runway at Narita becomes available in 2002, it is certain that capacity will again become insufficient, because of the continued growth of demand. JAL's position is that expansion of Tokyo region airport capacity is an issue of national importance and one for the entire nation. Moreover, JAL believes that the most appropriate method for resolving the problem [illegible] ficient capacity is for expansion of capacity at Haneda [illegible] the provision that access between the two airports and [illegible] central Tokyo be improved, that there be a coordinated [illegible] of all flights, international and domestic, at Haneda and [illegible]

Passenger Operations

International

With the intention of attaining broad recognition as the carrier of choice by a growing number of customers, JAL has been making strong efforts at increasing service over existing routes and linkage with other carriers through code sharing. Regarding sales promotion, favorable results have been obtained from the Riso'cha campaign, in its seventh year, and the ongoing "Travel that is Felt with the Heart" campaign carried out over a two year period, in 2000 and 2001. Efforts at stimulating demand are being made by expansion of the e-ticketing service, and promotion of e-marketing, as ways to provide greater convenience to customers.

Business Results for the March 2001 Term

Demand has been strong, overall, for international passenger travel, on the Europe, continental America, Southeast Asia and China routes in particular. The number of passengers carried rose 8.8%. Moreover, demand for executive class travel on Europe routes especially has been strong, contributing to a rise in the average fare paid. Consequently, its income increased to ¥676.1billion.

Current Term's Highlights

Concerning route management, as new routes Tokyo=Ho Chi Minh City was added in November. Tokyo=Zurich, Nagoya=Tianjin and Osaka=Seoul in April, Tokyo=Seoul in January, in addition to which the number of flights of each route were increased. Also, in April flights between Sapporo, Sendai, Niigata and Hiroshima to Honolulu, and Tokyo, Nagoya and Osaka to Guam, were transferred to JALways. Also transferred to JALways, in October, were flights from Fukuoka to Honolulu and the Tokyo and Osaka to Saipan resort route. These changes were made to enhance efficiency in the company and improve services for our customers.

Regarding fares, a special rate was introduced for the JAL Goku travel, called Riso'cha Goku 28, and for the first time television commercials were used to advertise Goku fare, as measures to improve the company's discount ticket offerings and further penetrate this part of the market. This activity was done to grow the business by stimulating interest in leisure travel.

Notable among marketing efforts was the replacement of the Riso'cha that had been introduced in 1994 with the New Riso'cha, in April, and implementing of the Travel that is Felt with the Heart campaign with use of the turn of the century as a focal point. These efforts at increasing tourism demand helped income to increase.

In August, the company carried out four return charter flights from Havana, this being the first time direct service from Japan to that city. Other efforts were made to take advantage of the business opportunities presented by the lifting of restrictions on international charter flight use of Haneda, effective in February.

Consolidated international Passenger Revenues
(Billions of Yen)
Years Ended March 31


700
600
500
400
300
200
100
0
1999
2000
2001

International Revenue Passenger-KM & Yield
Years Ended March 31


Yield
RPK
(Billions of Passenger-km)
(%)
100
80
60
40
20
0
1999
2000
2001

Consolidated International Passenger Load Factor
(%)
Years Ended March 31


100
80
60
40
20
0
1999
2000
2001

Outlook

The JAL Group is making its best efforts at promoting e-business, with the intention of being a leading company in this application of information technology. Starting in May 2000, ticket upgrades and awards given to JAL Mileage Bank members were issued as e-tickets, eliminating the traditional form of ticketing, and from September this was also done for full-fare passengers and discount-ticket buyers such as JAL Goku customers. Because these tickets could also be obtained through the Internet, demand has been extremely high. The e-ticket eliminates such problems as loss or misplacing of a ticket, and has the added advantage of being capable of revision by nothing more than a telephone call. In addition, counter procedures at the airport are completed faster than when a traditional ticket is used. Routes for which this service is available have been expanded from the Honolulu and American continent at the outset, since 2001, to London, Frankfurt, Guam, Southeast Asian routes, and others. Moreover, regarding the corporate travel market, a system for making and managing hotel reservations, and for business trip regulation management, the BT Planner, was developed for use when planning and making overseas business trips. Starting in the current fiscal year we are promoting use of this system at companies where there is need to improve control over overseas business travel. The use of e-business opportunities such as these is helping to increase corporate earnings.

As to route management, JAL increases or decreases the number of flights according to the profitability of the route in question, and seasonal fluctuation in demand. In order to augment international competitiveness further, the company has promoted the transfer of low-fare flights and particularly flights to nearby Pacific resort destinations, to JALways. This was one of the many measures for improving the effectiveness of management.

● Increased Service on the Tokyo–Seoul Route

Service between Tokyo and Seoul, which had been seven flights weekly, was increased in several steps starting in January 2001, to ten a week as of February 5, 2001. The improvement was made in response to increasing demand for passenger service on that route. The company is working to further expand Japan-Korea relations in advance of the joint sponsorship of the World Cup soccer games in 2002.



● New Service Between Tokyo and Ho Chi Minh city

Direct flights between Tokyo and Ho Chi Minh City (Vietnam) were inaugurated on November 2, 2000.The company has provided service between Osaka and Ho Chi Minh City since November 1994, and the number of Japanese visiting Vietnam has been increasing every year. This new service between Tokyo and Ho Chi Minh City increases the convenience of travel to Vietnam.



● JALways Becomes a Fully Owned Subsidiary

The company had held 80% of the stock in JALways, a low-cost operator specialized in resort route service. Through an exchange of shares, the company was made into a fully-owned subsidiary as of March 9, 2001. This change made in order to consolidate management and improve management of JAL group air operations, will contribute to improved business performance through augmented coordination of JAL Group air service, and through more flexible and efficient international passenger operations.



● Expansion of Code Sharing

Code sharing is being used to expand the route network as a means of improving the convenience afforded to customers, it now includes American Airlines, Swissair, Iberia, Air France and Vietnam Airlines. Starting in November 2000 all Japan-Italy flights have been operated on a code-sharing basis with Alitalia.



Passenger Operations

Domestic

Competition has been promoted and demand has been stimulated by the substantial increase in flexibility in setting fares, as a consequence of the revision of the Civil Aviation Law (effective February 2000) and the entry of new carriers to the industry. To turn the business opportunities presented by these changes to advantage, JAL has broadened the range of choice offered to customers, by diversifying the fare schedules, and has sought through this to both stimulate demand and improve the company's competitiveness. The company has been aggressive in being the first in Japan to offer Internet fares (e-discount), and a discount of up to a maximum 66% for advance purchase of tickets for Tokyo=Fukuoka and Tokyo=Sapporo flights. Further, the company has implemented a variety of campaigns on behalf of the worldwide total of 8,700,000 members of the JAL Mileage Bank (as of the end of fiscal 2000) in order to support marketing efforts and increase income.

Operating Results for the March 2001 Term

Demand, despite tourism having been impacted by the eruption of Mt. Usuzan during the first half, and by the Okinawa Summit during the summer, showed an increase of 0.6%, reflecting the influence on personal travel of changes in discounting, including the introduction of e-discounts, starting in April. There thus was essentially no change year to year. Because of an increase in the average ticket purchase amount, an increase of 6.3% was recorded for domestic passenger income.

The Year's Highlights

Starting in March 2000, runway B at Haneda, having a length of 2,500 meters and width of 60 meters, was opened for use; it is 380 meters on the Tokyo Bay side of the airport. A taxiway was built in conjunction with the transfer to the new runway. From July 1, in accordance with the increase in slots, JAL increased flights on nine routes by one arrival and one departure flight a day.

As to route management, when the slots at Haneda were increased in July, the number of daily flights between Haneda and Akita, Komatsu, Itami, Kansai, Hiroshima, Matsuyama, Nagasaki, Miyazaki and Kagoshima were increased, providing a stronger foundation for route management. At the same time, on the routes from Haneda to Kansai and to Itami, the three carriers (JAL, ANA, JAS) operating flights between those cities jointly initiated a shuttle service. The cooperating companies share publicity and home page responsibilities as part of the effort to build traffic. This is the first instance of shuttle flights in Japan. Subsequent to revision of the Civil Aviation Law, domestic charter flights for purposes of tourism were autho-

Consolidated Domestic Passenger Revenues
(Billions of Yen)
Years Ended March 31


350
300
250
200
150
100
50
0
1999
2000
2001

Domestic Revenue Passenger-KM & Yield
Years Ended March 31


• Yield
• RPK
(Billions of Passenger-km)
(%)
30
25
20
15
10
5
0
120
100
80
60
40
20
0
1999
2000
2001

Consolidated Domestic Passenger Load Factor
(%)
Years Ended March 31


100
80
60
40
20
0
1999
2000
2001

rized; JAL operated about 70 such flights. Another accomplishment that increased flexibility in use of aircraft to meet changes in market demand have been the transfer of B737s to JAL Express, and the transfer of some Kansai=Okinawa flights to Japan TransOcean Air; these changes have improved efficiency in route management and made a contribution to profitability.

Regarding fares, efforts at stimulating demand and improving profitability were made by introducing Japan's first Internet discount (e-discount), creating a "Mini-Group Advance Sales" discount for families that wish to travel for a summer vacation, and diversification of fares.

In the marketing area, as a means of stimulating tourism demand, in addition to implementing the JAL Okinawa Campaign, JAL Active Hokkaido Campaign and the like, efforts continued at promoting the popular Tokyo Disneyland tour, JAL Magical Fantasy Tour to stimulate demand for travel from regional areas.

Outlook

The year 2001, corresponding to the fiftieth year since the founding of the company, coincides with the centennial of the birth of Walt Disney; this combination is the basis of the JAL Dream Express 21 campaign which is being offered to stimulate travel from regional locations in Japan and add to earnings.

Regarding e-business, the JAL home page underwent a thorough renewal and starting in February 2001 domestic customers have been able to make reservations and buy tickets on line, paying for them by means of bank transfers, and to reserve seats. A JMB member's page offers access to one-on-one services including tour planning. It also has been made possible for almost all users of mobile phones whether they are JMB members or not, to make reservations and make payment by means of credit cards. The company has also benefited by the heavy use of a new web site jointly sponsored by domestic carriers.

Corporate customers have been provided with additional services through the JAL Online software support accessible by more than 2,000 contracted corporate customers. JAL added hotel reservation and multi-trip ticket sales functions to the site. Further development of a new model for the Web made it possible for the service to be used by any company at all, from June 2001. Response to this has been good.

JAL is confident that carrying out comprehensive measures such as these is contributing to greater competitiveness in the domestic market.

● JAL Implements Its Dream Express 21 Campaign

JAL's 50th anniversary, and the centennial of Walt Disney's birth, were the occasions for the start of JAL's Dream Express 21 campaign. Six aircraft flown on domestic routes were decorated with paintings of Disney characters and will be placed in use by the end of the year. Elementary schoolchildren were invited to write their own stories for use as the basis of designs for one of the planes; this has elicited a strong response.



©Disney

● Participation in a Web-Based Company Established by Domestic Carriers

Japan's three major domestic airlines, JAL, ANA and JAS, joined in the formation of Kokunaisen.com in November 2000, with the objective of offering Internet ticketing, which means domestic routes.com in Japanese starting in July 2001. This joint website provides schedules, seat availability and fares for the three companies and their affiliates. Tickets can be bought online by use of credit cards. This service was greeted favorably by our customers.



● Flights Increased on Nine Routes at Haneda

Coinciding with the runway expansion at Haneda, JAL added one flight daily on nine domestic routes, serving Akita, Hiroshima, Kagoshima and other cities. The augmented service started in July 2000. This increase in the range of flight times provided additional convenience to travelers and improved competitiveness in the domestic market. The change has proven highly valuable in stimulating demand and contributing to the regional economies and communities served.



● Three Carriers Inaugurate Tokyo=Osaka Shuttle Service

To stimulate air travel demand between Tokyo and Osaka, shuttle service operated jointly by JAL, ANA and JAS, between Haneda and both Itami and Kansai International Airport was begun in July 2000. Three additional round-trip services between these two routes were jointly added to the present service. At the same time, schedules were adjusted so as to increase load factors. The significant improvement in convenience resulted in a big increase in the number of passengers carried.


Haneda
Itami
Kansai International Airport

Cargo Operations

To satisfy the diversifying requirements of cargo owners and forwarders, who are giving more attention to supply chain management and e-commerce fulfillment, JAL created an in-house cargo company in April 2000. Subsequently, an Information Technology Planning Office was established. The new cargo marketing company, JAL Cargo Sales, began business operations in Japan. IT application has made it possible for the company to offer its range of time-related J-PRODUCTS highly value added cargo services at 31 main airports in the world, as an example of dynamic approach to business that exploits the whole of the Group's strengths.

Operating Results for the March 2001 Term

International cargo service demand, led by personal computers, semiconductor-related shipments, and fresh foods, remained strong during the first half with regard to both incoming and outgoing cargo. During the second half, the influence of slowing of the American economy led to soft demand for shipments from Southeast Asia and Japan to American destinations, and Japanese shipments to Southeast Asian destinations. As a result, volume carried during the entire year rose 1.0% year on year while income rose 3.0% to ¥155.7 billion.

Domestic cargo service demand was strong during the first half, especially with regard to both parcel delivery service and general cargo, but during the second half there was a drop in fresh food shipments from production areas and for the entire year volume fell 0.7%, while income declined 2.1% year on year to ¥28.2 billion.

Highlights of the Term

In order to respond to the requirements of global strategy seeking optimal location of production, the JAL Group has offered timely, high-priority transport service and has developed products for the supply of the latest transport-related information. From April 2000 the Cargo Company was made through combining Head Office Planning, Administration and Systems departments, Narita Cargo Branch, and Cargo Sales Company, while the Cargo Sales Company was spun off as JAL Cargo Sales, a subsidiary that would begin business operations from fiscal 2001. Separation of this company serves to improve marketing capability and to facilitate the development of experts in this field.

Concerning route management, capacity was increased by addition of cargo flights on the Tokyo=Shanghai cargo route (in April) and the company's tenth B747-200 freighter on the Tokyo=Los Angeles route (from December). The number of flights on the Tokyo=Los Angeles route was increased. Besides these additions, through code sharing arrangements with Northwest Airlines, transpacific cargo flights were made with code sharing as of September, and cooperation started on Southeast Asian routes. Moreover, code sharing was expanded with Singapore Airlines, Lufthansa Cargo AG and SAS, further adding to the convenience offered to customers.

In the area of transport services, Narita Cargo branch which had obtained ISO9001 certification for handling export, import and inland cargo, was additionally certified for handling mail in March. In the same month, the company's Kansai International Airport branch also obtained ISO9001 certification for export, import and inland cargo and mail. In keeping with the redevelopment of the cargo area at Narita capacity was increased by 15% in order to accommodate growth of demand.

Following upon fare deregulation in Japan as provided by revision of the Civil Aviation Law, the cargo rate tariffs were modified on the basis of transport distance and made easier for customers to understand.

Outlook

JAL is augmenting its ability to respond to the requirements of cargo owners who are pursuing zero-inventory and geographic optimization of production policies as part of their global strategy, and is improving its third-party logistics capability on behalf of forwarders. These are part of the company's approach to dealing with increased demand for air cargo. JAL offers a suite of J-PRODUCTS, J-SPEED, that provides high-priority delivery of small parcels, J-FREIGHT, that provides delivery service of large items, and J-SPECIAL, that provides satisfaction-assured delivery of works or art, semiconductor devices or other goods that require very-special handling. J-PRODUCTS are provided with freight information services for which state-of-the-art information technology is used: JTR, and FZE and have been highly acclaimed by the company's customers. The range of J-PRODUCTS will be enlarged to comply with requirements of users for safe, swift, certain transport services, and in future versions the value added will be enhanced, so that increased contributions to earnings are expected.

Regarding domestic freight, the company intends to increase the number of flights, and make use of the cargo space of the passenger plane B777-300s (that are idle at night) as means of coping with the increase in demand.

JAL also plans to use the business model for domestic freight business -- for which a patent application has been filed -- to form a Domestic Air Freight Business Processing Network, that will contribute to the company's maintenance of leadership in the industry.

Other Operations

Other than its core business of air transportation, JAL possesses as accounting segments air transport related operations, travel services, and hotel and resort operations. The Group is making its best-possible effort at growing these operations, improving their efficiency, and enhancing their profitability. Further improvement is planned for clarification of the locus of responsibility and monitoring in each company of the Group through use of ERP, in addition to carrying out swift and accurate control of forecasts and results, and making improvements in the performance evaluation systems.

Air Transport Related Operations ("Other" segment in financial section)

In comparison to the end of March 2000, the number of holders of cards issued by JAL Card had increased 16%. This rapid increase is one sign of the rate of growth of demand for air travel. Sales rose 8.6% year on year to ¥421.3 billion while operating profits were higher by 35.0%, at ¥14.0 billion.

Travel Services

The number of persons using services provided by Jalpak rose 9% and demand for overseas travel remained strong. Declines in unit price, however, held the year's growth of sales to 4.9%, at ¥367.1 billion. Operating profits declined by ¥0.9 billion to ¥1.5 billion.

Hotel and Resort Operations

JAL Hotels has recorded favorable growth of income from hotels under its management, especially in Southeast Asia, in keeping with the increase in international travel. Work is advancing in the improvement of the management of individual hotels. As a result of normalization of business risk, and cost reduction, profitability has been improved, and sales increased 4.6% to ¥42.8 billion but operating profits rose 39.2% to ¥2.4 billion.

● JAL Trading Changes Name to JALUX

JAL's subsidiary, JAL Trading, changed its name to JALUX, effective, as of March 28, 2001. The timing coincided with the thirty-ninth anniversary of the founding of the company. Lux is Latin for light. The change was part of preparations for a public offering of equity in the company, planned for fiscal 2001.



● "Furari" Brand Added to JAL Story's Domestic Products

JAL Story that already succeeded in establishing the brand name JAL Story in the domestic tour market introduced a new brand, Furari, in April 2001. The connotation of the brand name, "simply, easily, economical," is the concept for travel products intended for customers from the teenage bracket to families with parents in their 40s. The two brands widened the range of customers for JAL Story products.

Consolidated Cargo Revenues
(Billions of Yen)
Years Ended March 31



International
Domestic
200
150
100
50
0
1999
2000
2001

● JAL Cargo Sales, a New Subsidiary

The freight marketing division was spun off in January 2001 as a fully owned subsidiary, JAL Cargo Sales. The new company began operations April 1. Separation of this division has the objectives of localizing business responsibility to a greater extent, and of improving competitiveness.

● Cooperation with Northwest Airlines for Freight Operations

A cooperative agreement was made with Northwest Airlines for freight service, as of September 1, 2000, whereby cargo flights on the Seoul and Taipei routes are operated on a cooperative basis, and cargo aircraft code sharing was begun on transpacific flights. These changes have in effect added cargo space to the company's aircraft and have improved the convenience of service offered to customers through use of part of Northwest cargo space.



FIRST CODESHARE FREIGHTER SERVICE

JAL Route Network

Japan Airlines Company,Ltd.,and affiliated companies
August 31,2001

International Routes



Tokyo
Sapporo
Sendai
Niigata
Komatsu
Nagoya
Osaka
Hiroshima
Fukuoka
Kagoshima
Okinawa (Naha)
Stockholm
Gothenburg
Copenhagen
Hamburg
Berlin
Moscow
Amsterdam
London
Dusseldorf
Frankfurt
Paris
Vienna
Zurich
Munich
Geneva
Milan
Barcelona
Rome
Istanbul
Madrid
Beijing
Dalian
Tianjin
Seoul
Qingdao
Pusan
Shanghai
Delhi
Taipei
Hong Kong
Kaohsiung
Bangkok
Manila
Saipan
Guam
Ho Chi Minh City
Penang
Kuala Lumpur
Singapore
Jakarta
Denpasar
Cairns
New Caledonia
(Noumea)
Brisbane
Sydney
Auckland
Christchurch
Fairbanks
Anchorage


Toronto
Montreal
Detroit
Ottawa
Chicago
Boston
New York
Philadelphia
St. Louis
Washington
Dallas
Atlanta
Houston
Orlando
Miami
Cancun
San Juan
São Paulo

Domestic Routes


Memanbetsu
Sapporo
Obihiro
Hakodate
Akita
Yamagata
Niigata
Sendai
Fukushima
Komatsu
Izumo
Tokyo
Narita
Okayama
Nagoya
Hiroshima-nishi
Hiroshima
Itami
Kansai
Fukuoka
Matsuyama
Nagasaki
Oita
Kochi
Kumamoto
Miyazaki
Kagoshima
Amami
Yoron
Aguni
Kumejima
Naha
Kerama
Kita Daito
Minami Daito
Yonaguni
Miyako
Tarama
Hateruma
Ishigaki

- Air France
- Air New Zealand
- Alitalia
- American Airlines
- British Airways
- Cathay Pacific Airways
- Iberia
- Japan Air System
- Lufthansa Cargo AG
- Malaysian Airlines System
- Northwest Airlines
- Quantas Airways
- Scandinavian Airlines System
- Singapore Airlines Cargo
- Swissair
- Thai Airways International
- Turkish Airlines
- Vietnam Airlines

•Above cities include code-sharing destinations with these airline companies.

Based on the premises of Maintenance of safe operations, and Good service that makes the company the choice of its customers, JAL has continually striven to provide returns to its stockholders. At the same time, in line with the concept that the company is also a corporate citizen, it has sought to exploit its nature of being in the air transport business in giving attention to the environment, supporting cultural and artistic activities, and assisting those with mental or physical challenges.



Continued Activities Making Contributions to Society

"Wings of Love" is JAL's special program for contributing to society on the basis of the concept that the corporation must be appreciative of its customers. It was begun in 1988. In this program, JAL employees join in fund-raising activities and volunteer activities, and make use of summer vacations, they bring children in welfare facilities and other institutions in cities served by the company on a visit to Tokyo. During 2001, the fourteenth year of this program, a total of 100 persons from twenty locations were invited and among the experiences provided to them was a special tour of Tokyo and flying a airplane using a JAL flight simulator, with JAL employees helping out on their vacation time.


ASIA FORUM in TOKYO

In support of UNICEF, JAL undertakes the collection of donations of money on the Tokyo=New York route as part of the "Change for Good" campaign, collects loose change and bills, and sells UNICEF greeting cards with other goods offered in flight to customers.

Support for the Association of Medical Doctors of Asia was provided when they undertook emergency medical support missions after the EL Salvador earthquake; three doctors and nurses were provided with transportation for this.

The JAL Scholarship, operated by the JAL Foundation founded in 1975, celebrated its twenty-fifth year in 2000. Under this program, students from the Asian and Oceania regions are invited to Japan for the purposes of promoting understanding of Japan, fostering international understanding, and contributing to the process of crossborder exchanges. The number of students who have participated in the program as of 2000 is 1,083. Many of them have become intermediaries between Japan and Asia, or between Asia and the rest of the world.

Our Approach to Environmental Issues

While adhering to the fundamental principle of assuring safety in flight, JAL has endeavored in pro-active fashion to deal with problems of the global environment. Since 1990 the Environmental Committee was repeatedly convened with the attendance of JAL executives, and the entire company has been involved in environmental issues, on the basis of the "Basic Environmental Philosophy" formulated in 1998 by the committee. In July 1999 JAL organized the "JAL Group Environmental Liaison Meeting" whereby Group companies also tackle environmental problems. Since 1993, with the cooperation of the Ministry of Transport, the company has contributed to a study of the concentration of greenhouse gas in the atmosphere by collecting air samples by a specially-equipped aircraft; this effort was honored by an award from the Minister of Transport in June 2000.

Environment-related activities during the year were as follows.

- Fuel efficient aircraft were introduced in two B747-400s and one B737-400 as measures to help prevent global warming.
- The 1999 edition of the company's "Environmental Report" was issued in Japanese- and English-language editions; a summary was posted at the JAL website.
- A wide range of activities are being carried forward; they encompass protection of the ozone layer, the problems of noise, environmentally-sensitive purchasing, prevention of atmospheric pollution, waste water treatment and recycling, reduction of industrial waste, resources conservation and recycling activities, handling and controlling chemical substances, and so on.

Contents

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
Fiscal Years Ended March 31, 2000 and 2001

Operating revenues

Operating revenues increased 6.6% from the previous fiscal year to ¥1,703,773 million. This consisted of ¥1,005,248 million in passenger revenues, ¥183,959 million in revenue from cargo operations and ¥514,565 million in revenue from other operations combined with incidental revenues.

JAL's revenue from international passenger operations rose 10.7% to ¥676,104 million. Revenue passenger kilometers climbed 9.9% to 76,397 million, and the number of international passengers carried rose to 15.1 million. This increase was led by growth in demand for service on routes to Europe, the continental United States, Southeast Asia and China, and by stronger demand—particularly on flights to Europe—for business class service, which meant higher average fares.

Domestic passenger revenue expanded to ¥329,143 million, 6.3% above that of the previous term. At 18,866 million, revenue passenger kilometers were approximately unchanged, and the number of domestic passengers edged upward to 23.4 million. Although the Usuzan volcanic eruption and the Okinawa Summit during the first half of the fiscal year hit demand from tour groups, revenue grew primarily by a reflection of the company's strengthening its use of discount fare plans, most notably the Web-based e-discount arrangements.

Revenue from international cargo operations edged upward to ¥155,730 million. Although demand significantly expanded for shipments from both Japan and overseas locations in the first half of the fiscal year, the economic slowdown in the United States led to a dampening of demand in the second half.

Domestic cargo revenue decreased 2.1% to ¥28,228 million. Increases were recorded in small-parcel delivery cargo and general cargo. In the second half however, revenue growth was sluggish in such business areas as fresh food shipments from outlying regions in Japan.

Accompanying growth in demand for air transport, incidental and other revenues increased to ¥514,565 million. In this segment, expanded revenues were recorded in air-transport-related businesses, in travel services and in hotel and resort operations.

Consolidated Operating Revenues
(Billions of Yen)
Years Ended March 31


2000
1500
1000
500
0
1999
2000
2001

JAL FLEET (Consolidated)
March 31, 2001

Type of Aircraft	*Capacity*	*Owned*	*Leased*	*Total*
Boeing 747-400	266-568 seats	31	10	41
Boeing 747LR	350-483 seats	25	5	30
Boeing 747SR	533, 563 seats	3	0	3
Boeing 747F	115 tons	6	4	10
Boeing 767	213-270 seats	14	11	25
Boeing 737	150-156 seats	9	15	24
Boeing 777	389, 470 seats	4	6	10
Douglas MD-11	233-300 seats	2	8	10
Douglas DC-10	266-318 seats	15	0	15
DHC-6	19 seats	1	0	1
JS31	19 seats	0	5	5
CRJ200	50 seats	0	2	2
Total		110	66	176

Operating and net income

Operating expenses climbed 4.6% from the previous fiscal year to ¥1,625,133 million, primarily the result of a surge in fuel prices that led to an increase in fuel expenses. Despite this, revenue growth led to operating income rising 75.2% to ¥78,639 million.

An improved balance of financial expenses, exchange gain and other factors led to income growth before income taxes and minority interests of 17.6% from the previous term to ¥31,660 million. After tax-effect accounting was applied, net income was ¥41,021 million, 107.8% increase from the previous fiscal year.

EMPLOYEE STATISTICS FOR JAPAN AIRLINES AND CONSOLIDATED SUBSIDIARIES

March 31, 2001

Operations by Business Segment	*Number of Employees*
Air-Transport	20,585
Air Transport Related Business ("other" segment)	17,515
Travel Services	4,119
Hotel and Resort Operations	3,100
Total	45,319

Note: These figures represent employees in the actual workforce.

Consolidated Operating Income
(Billions of Yen)
Years Ended March 31



80
60
40
20
0
1999
2000
2001

Consolidated Net Income
(Billions of Yen)
Years Ended March 31



50
40
30
20
10
0
1999
2000
2001

Balance sheet analysis

Total assets as of March 31, 2001 amounted to ¥1,801,855 million, 5.7% less than one year earlier. This was principally the result of a 16.2% decrease in current assets to ¥487,767 million due to a reduction of cash and time deposits and other effects of centralized Group finance management at the company's Treasury Center. Investment and advances rose 6.7% to ¥156,655 million. Property and equipment assets were ¥1,068,626 million, a decline of 3.0%, as accumulated depreciation increased and increases from the introduction of new equipment were small.

Total liabilities fell 8.4% to ¥1,511,455 million. The company's financial condition significantly improved, as interest-bearing debt was brought down by over ¥170,000 million. Stockholders' equity grew 12.5% to ¥267,654 million primarily as a result of an expansion of retained earnings.

Analysis of cash flows

A sharp recovery in earning power led to cash flow from operat activities increasing by ¥41,772 million to ¥129,098 milli While the company continued to liquefy assets that have relationship to the airline business, capital investment, includ that in aircraft parts and equipment, resulted in net cash used investing activities to amount to ¥19,409 million. A majority of cash inflow and a portion of the cash on hand were applied repayment of interest-bearing debt, resulting in a decrease of c and cash equivalents at the end of the fiscal year by ¥67,7 million to ¥121,972 million.

Consolidated Total Assets
(Billions of Yen)
Years Ended March 31


2500
2000
1500
1000
500
0
1999
2000
2001

Consolidated Total Stockholders' Equity
(Billions of Yen)
Years Ended March 31


300
250
200
150
100
50
0
1999
2000
2001

Consolidated Long-term Debt
(Billions of Yen)
Years Ended March 31


2000
1500
1000
500
0
1999
2000
2001

Consolidated Stockholders' Equity Ratio
(%)
Years Ended March 31


20
15
10
5
0
1999
2000
2001

Consolidated Equity per Share
(Yen)
Years Ended March 31


200
150
100
50
0
1999
2000
2001

Consolidated Return on Equity
(%)
Years Ended March 31


20
15
10
5
0
1999
2000
2001

Consolidated Earnings per Share
(Yen)
Years Ended March 31


25
20
15
10
5
0
1999
2000
2001

First Use of Environmental Accounting in the Japanese Air Transport Industry

JAL is the first company in Japan's air transport sector to keep environmental accounts.

There is no single, worldwide definition of or standard for environmental accounting, but in general it is taken to mean "Recognition of the influence of impact that the corporation has on the environment, measurement and evaluation of that in monetary terms, and conveying the information to people inside and outside of the company." Environmental accounting seeks to answer the questions, "what item?" "for what reason?" "how much is planned to be expended?" and "what is its effect?" all regarding the environment, as a tool for use in activity such as deciding on environment-related investment, that it be made more efficient (i.e., for internal control reasons), or for use in disclosing environmental information as a matter of corporate responsibility (i.e., an external reporting objective).

Us[illegible]the guidelines for environmental accounting advocated by the [illegible]ronmental Protection Agency of Japan (as of 2000), with the addition of the company's own guidelines accounts have been prepared for the major offices under the jurisdiction of the Kanto {Tokyo and environs} Regional Office (including part of Nagoya and the Kansai International Airports), in fiscal 1999, and the results were made public in October 2000, in the Environmental Report for 2000 as well as at the JAL home page.

Principal results are summarized as follows.

(1) The amount of environmental investment: ¥13.8 billion (New equipment and pollution prevention measures, etc.)

(2) The amount of environmental expenditure: ¥18.3 billion (depreciation of new equipment, cost of leasing equipment, expenditures for prevention of pollution and equipment maintenance, waste disposal and so on)

(3) Economic impact: ¥11.5 billion (effect of energy use reduction, recycling effects, effect of imputed reduction of fuel consumed, etc.)

(4) Environmental conservation impact: 1,181,000 tons equivalent of reduced emission of carbon dioxide.

A fixed ratio was applied to the amount paid for purchase of new equipment, as well as depreciation and lease costs, to obtain the environment cost.

This year it is planned to expand the scope of accounting to all offices operated by the parent company in Japan. In the future, it is intended to expand the scope to the entire Group.

Information Tabulated in the Environmental Accounts

	Resources Investment Information	Effects of Activities Information
Monetary information	Cost (Costs and capital expenditures)	Income amount (actual effect) Reduction amount (actual effect) Prevention amount (imputed) Effects amount (imputed)
Non-monetary information	Input quantities	Reduction of burden on environment Reduction of environmental risk

Consolidated Cash Flows
(Billions of Yen)
Years Ended March 31



150
100
50
0
-50
-100
-150
-200
1999
2000
2001
Net Cash Provided by (Used in) Financing Activities
Net Cash Used in (Provided by) Investing Activities
Net Cash Provided by Operating Activities

Consolidated Balance Sheets

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
March 31, 2001 and 2000

Assets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Current assets:			
Cash and time deposits	¥ 73,357	¥ 139,242	$ 591,588
Short-term investments in securities (Note 4)	48,132	98,409	388,161
Accounts receivable (Note 12):			
Trade	191,173	161,393	1,541,717
Unconsolidated subsidiaries and affiliates	12,081	10,752	97,427
Allowance for doubtful accounts	(3,264)	(1,901)	(26,322
Flight equipment spare parts, at cost	58,023	57,691	467,927
Deferred income taxes (Note 7)	14,825	8,461	119,556
Prepaid expenses and other	93,437	108,285	753,524
Total current assets	487,767	582,334	3,933,604
Investments and advances:			
Unconsolidated subsidiaries and affiliates	36,474	37,760	294,145
Other (Note 4)	120,181	108,931	969,201
Total investments and advances	156,655	146,692	1,263,346
Property and equipment (Notes 5 and 9):			
Flight equipment	1,468,845	1,547,873	11,845,524
Ground property and equipment	848,382	778,324	6,841,790
	2,317,228	2,326,198	18,687,322
Accumulated depreciation	(1,277,317)	(1,231,155)	(10,300,943
	1,039,910	1,095,042	8,386,370
Advances on flight equipment purchases and other (Note 12)	28,716	7,052	231,580
Property and equipment, net	1,068,626	1,102,094	8,617,951
Long-term loans (Note 9)	29,006	15,817	233,919
Deferred income taxes (Note 7)	22,550	8,890	181,854
Other assets, net	37,249	37,083	300,395
Translation adjustments	—	18,264	—
	¥ 1,801,855	¥1,911,177	$14,531,088

Liabilities and Stockholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Current liabilities:			
Short-term bank loans (Note 5)	**¥ 30,443**	¥ 46,479	**$ 245,508**
Current portion of long-term debt (Notes 5 and 12)	**142,293**	181,667	**1,147,524**
Accounts payable (Note 12):			
Trade	**160,932**	161,721	**1,297,838**
Construction	**14,205**	16,254	**114,556**
Unconsolidated subsidiaries and affiliates	**5,718**	4,156	**46,112**
Accrued expenses	**64,032**	55,156	**516,387**
Accrued income taxes (Note 7)	**6,907**	5,753	**55,701**
Deferred income taxes (Note 7)	**50**	26	**403**
Other	**105,351**	93,723	**849,604**
Total current liabilities	**529,931**	564,939	**4,273,637**
Long-term debt (Notes 5 and 12)	**839,821**	955,135	**6,772,750**
Accrued pension and severance costs (Note 6)	**102,677**	101,922	**828,040**
Deferred income taxes (Note 7)	**2,715**	2,006	**21,895**
Other noncurrent liabilities	**36,309**	25,683	**292,814**
Minority interests	**22,745**	23,588	**183,427**
Commitments and contingent liabilities (Notes 8, 9 and 12)			
Stockholders' equity:			
Common stock, ¥50 par value:			
Authorized: 6,000,000,000 shares			
Issued: 1,783,473,439 shares in 2001, 1,778,943,439 shares in 2000	**188,550**	188,323	**1,520,564**
Additional paid-in capital	**32,516**	31,808	**262,225**
Retained earnings	**53,552**	17,814	**431,870**
Net unrealized gain on other securities, net of taxes (Note 4)	**3,098**	—	**24,983**
Translation adjustments	**(9,816)**	—	**(79,161)**
Common stock in treasury, at cost; 557,995 shares in 2001 and 89,579 shares in 2000	**(247)**	(43)	**(1,991)**
Total stockholders' equity	**267,654**	237,903	**2,158,500**
	¥1,801,855	¥1,911,177	**$14,531,088**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2001	2000	1999	**2001**
Operating revenues:				
Passenger:				
Domestic	**¥ 329,143**	¥ 309,531	¥ 307,447	**$ 2,654,379**
International	**676,104**	610,928	619,506	**5,452,451**
Cargo:				
Domestic	**28,228**	28,826	27,964	**227,645**
International	**155,730**	151,163	150,611	**1,255,887**
Incidental and other revenues	**514,565**	498,065	460,563	**4,149,717**
	1,703,773	1,598,516	1,566,094	**13,740,104**
Operating expenses (Note 8):				
Flight operations	**315,305**	295,639	287,076	**2,542,782**
Maintenance	**94,773**	83,820	83,228	**764,298**
Passenger services	**108,247**	106,569	123,888	**872,959**
Aircraft and traffic servicing	**186,158**	182,535	194,747	**1,501,274**
Sales and advertising	**204,884**	192,449	183,586	**1,652,291**
General and administrative	**140,032**	135,655	118,721	**1,129,290**
Depreciation and amortization	**91,834**	90,410	95,942	**740,596**
Cost of incidental and other expenses	**483,896**	466,549	446,047	**3,902,387**
	1,625,133	1,553,628	1,533,237	**13,105,911**
Operating income	**78,639**	44,887	32,856	**634,185**
Non-operating income (expenses):				
Interest and dividend income	**4,184**	4,732	4,584	**33,741**
Interest expense	**(32,335)**	(35,377)	(39,160)	**(260,766**
Amortization of capitalized bond issuance expenses	**(138)**	(422)	(478)	**(1,112**
Exchange gain (loss), net	**6,629**	(5,600)	(3,298)	**53,459**
Flight equipment purchase incentives	**—**	3,306	19,101	**—**
Gain on sales of short-term investments in securities	**14**	3,379	22	**112**
Gain on sales of flight equipment	**603**	7,701	15,908	**4,862**
Gain on sales of fixed assets	**669**	5,250	6,689	**5,395**
Gain on sales of investments in securities	**64**	16,236	3,642	**516**
Gain on sales of investments in a consolidated subsidiary	**2,105**	—	—	**16,975**
Gain on liquidation of partnership	**—**	—	2,314	**—**
Gain on contribution of securities to employee retirement benefit trusts	**1,020**	—	—	**8,225**
Loss on revaluation of short-term investments in securities	**—**	(324)	(2,819)	**—**
Loss on sales of flight equipment	**(8,173)**	(3,387)	—	**(65,911**
Loss on disposal of fixed assets	**(6,322)**	(2,285)	(1,269)	**(50,983**
Loss on sales of investments in securities	**(501)**	—	(51)	**(4,040**
Loss on revaluation of other investments	**(2,557)**	—	—	**(20,620**
Loss on revaluation of investments in securities	**(9,187)**	(2,337)	(1,174)	**(74,088**
Loss on investments in unconsolidated subsidiaries and affiliates	**(3,478)**	(3,484)	(1,032)	**(28,048**
Special termination benefits	**(671)**	(6,052)	(5,844)	**(5,411**
Provision for accrued pension and severance costs	**(1,035)**	(2,861)	—	**(8,340**
Equity in earnings of affiliates	**258**	1,980	6,539	**2,080**
Other, net	**1,873**	1,579	(241)	**15,104**
	(46,978)	(17,966)	3,433	**(378,854**
Income before income taxes and minority interests	**31,660**	26,922	36,290	**255,322**
Income taxes (Note 7):				
Current	**10,873**	8,130	4,836	**87,689**
Deferred	**(21,718)**	(3,109)	3,731	**(175,149**
	(10,845)	5,020	8,568	**(87,459**
Minority interests	**(1,484)**	(2,161)	(948)	**(11,967**
Net income	**¥ 41,021**	¥ 19,740	¥ 26,773	**$ 330,814**

The accompanying notes are an integral part of these statements.

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2001, 2000 and 1999

	Millions of yen							
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings (deficit)	Net unrealized gain on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at March 31, 1998	1,778,943,439	¥188,323	¥161,776	¥(165,128)	¥ —	¥ —	¥ (9)	¥184,961
Net income for the year ended March 31, 1999				26,773				26,773
Elimination of accumulated deficit			(129,968)	129,968				—
Bonuses to directors and statutory auditors				(24)				(24)
Increase resulting from change in scope of consolidation				5,906				5,906
Decrease resulting from change in scope of consolidation				(662)				(662)
Other							3	3
Balance at March 31, 1999	1,778,943,439	188,323	31,808	(3,167)	—	—	(6)	216,957
Cumulative effect of adoption of tax-effect accounting				6,893				6,893
Net income for the year ended March 31, 2000				19,740				19,740
Cash dividends				(5,336)				(5,336)
Bonuses to directors and statutory auditors				(43)				(43)
Increase resulting from change in scope of consolidation				7,395				7,395
Decrease resulting from change in scope of consolidation				(7,667)				(7,667)
Other							(37)	(37)
Balance at March 31, 2000	1,778,943,439	188,323	31,808	17,814	—	—	(43)	237,903
Net income for the year ended March 31, 2001				41,021				41,021
Cash dividends				(5,336)				(5,336)
Bonuses to directors and statutory auditors				(33)				(33)
Increase resulting from change in scope of consolidation				167				167
Decrease resulting from change in scope of consolidation				(80)				(80)
Issuance of common stock to stockholders of a subsidiary	4,530,000	226	708					934
Other					3,098	(9,816)	(204)	(6,922)
Balance at March 31, 2001	1,783,473,439	¥188,550	¥ 32,516	¥ 53,552	¥3,098	¥(9,816)	¥(247)	¥267,654

	Thousands of U.S. dollars(Note 2)						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at March 31, 2000	$1,518,733	$256,516	$143,661	$ —	$ —	$ (346)	$1,918,572
Net income for the year ended March 31, 2001			330,814				330,814
Cash dividends			(43,032)				(43,032)
Bonuses to directors and statutory auditors			(266)				(266)
Increase resulting from change in scope of consolidation			1,346				1,346
Decrease resulting from change in scope of consolidation			(645)				(645)
Issuance of common stock to stockholders of a subsidiary	1,822	5,709					7,532
Other				24,983	(79,161)	(1,645)	(55,822)
Balance at March 31, 2001	$1,520,564	$262,225	$431,870	$24,983	$(79,161)	$(1,991)	$2,158,500

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2001	2000	1999	2001
Operating activities				
Income before income taxes and minority interests	¥ 31,660	¥ 26,922	¥ 36,290	$ 255,322
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	91,834	90,410	97,130	740,596
Loss (gain) on sales of, and loss on revaluation of, short-term investments in securities and investments in securities	7,507	(16,884)	4,245	60,540
Loss (gain) on sales of, and loss on disposal of, fixed assets	13,223	(7,311)	(2,752)	106,637
Net provision for accrued pension and severance costs	1,183	2,927	(275)	9,540
Interest and dividend income	(4,184)	(4,732)	(4,584)	(33,741)
Interest expense	32,335	35,377	39,160	260,766
Exchange (gain) loss	(568)	2,017	(2,337)	(4,580)
Equity in earnings of affiliates	(258)	(1,980)	(6,539)	(2,080)
(Increase) decrease in accounts receivable	(29,560)	7,252	21,637	(238,387)
Increase in flight equipment spare parts	(284)	(458)	(2,977)	(2,290)
Decrease in accounts payable	(620)	(11,432)	(28,074)	(5,000)
Other	23,805	922	(31,162)	191,975
Subtotal	166,073	123,030	119,763	1,339,298
Interest and dividends received	4,494	5,341	4,061	36,241
Interest paid	(31,680)	(35,150)	(36,796)	(255,483)
Income taxes paid	(9,787)	(5,894)	(5,301)	(78,927)
Net cash provided by operating activities	129,098	87,326	81,727	1,041,112
Investing activities				
Decrease (increase) in time deposits	2,141	1,287	(1,260)	17,266
Decrease in short-term investments in securities	3,967	9,160	4,279	31,991
Purchases of fixed assets	(80,271)	(81,151)	(129,739)	(647,346)
Proceeds from sales of fixed assets	8,256	20,734	123,903	66,580
Decrease in investments in securities	11,111	35,350	16,078	89,604
Proceeds from sale of a consolidated subsidiary	8,393	—	—	67,685
(Increase) decrease in long-term loans	(3,356)	11,056	483	(27,064)
Other	30,348	10,578	29,289	244,741
Net cash (used in) provided by investing activities	(19,409)	7,012	43,034	(156,524)
Financing activities				
Proceeds from long-term debt	60,916	111,564	181,101	491,258
Repayment of long-term debt	(210,366)	(157,093)	(215,336)	(1,696,500)
(Decrease) increase in short-term bank loans	(23,466)	(35,293)	111	(189,241)
Dividends paid to stockholders of the Company	(5,306)	(5,293)	—	(42,790)
Other	(790)	(283)	(49,201)	(6,370)
Net cash used in financing activities	(179,012)	(86,397)	(83,324)	(1,443,645)
Effect of exchange rate changes on cash and cash equivalents	1,583	(568)	2,124	12,766
Net (decrease) increase in cash and cash equivalents	(67,740)	7,372	43,561	(546,290)
Cash and cash equivalents at beginning of the year	189,715	182,938	127,539	1,529,959
Increase in cash and cash equivalents arising from inclusion in consolidation	81	462	11,862	653
Decrease in cash and cash equivalents arising from exclusion from consolidation	(84)	(1,058)	(24)	(677)
Cash and cash equivalents at end of the year (Note 3)	¥121,972	¥189,715	¥182,938	$ 983,645

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
March 31, 2001

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current year's classification except for the adoption of new accounting standards.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and the significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis.

The balance sheet date of 27 and 29 of the consolidated subsidiaries is December 31, 2000 and 1999, respectively. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the periods from January 1 through March 31 have been adjusted, if necessary, for the respective years.

The differences between the cost and the fair value of net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

All significant intercompany accounts and transactions and unrealized gain or loss from intercompany accounts and transactions have been eliminated.

c. Securities

Securities except for investments in unconsolidated subsidiaries and affiliates are classified as trading securities, held-to-maturity securities or other securities. Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with unrealized gains and losses reported in a separate component of stockholders' equity, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

d. Derivatives

Derivative positions are stated at fair value.

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, the related interest differential paid or received under interest-rate swaps is recognized over the terms of the swap agreements in interest expense if certain conditions are met.

e. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

In Japan, companies are permitted under the current tax legislation to defer certain capital gains principally arising from insurance claims, by crediting them to the cost of certain properties. Such deferred gains at March 31, 2001 and 2000 amounted to ¥10,705 million ($86,330 thousand) and ¥10,656 million, respectively.

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	— principally the declining-balance method based on their estimated useful lives
Boeing 747-400	— the straight-line method based on their estimated useful lives
Boeing 767	— principally the straight-line method based on their estimated useful lives
Boeing 777	— the straight-line method based on their estimated useful lives
Boeing 737	— the straight-line method based on their estimated useful lives
Douglas DC-10	— principally the declining-balance method based on their estimated useful lives

Douglas MD-11 — the straight-line method based on their estimated useful lives

Spare parts contained in flight equipment:

— principally the declining-balance method based on each aircraft's or engine's estimated useful life

Ground property and equipment:

— principally the straight-line method

The useful lives are as follows:

Flight equipment	over 10 to 22 years
Other property and equipment	over 2 to 65 years

f. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of 3 years.

g. Accrued pension and severance costs

To provide for employees' severance indemnities and pension payments, net periodic pension and severance costs are computed based on the projected benefit obligation and the pension plan assets.

The adjustment incurred during this fiscal year arising from revisions to the actuarial assumptions (the "actuarial assumption adjustment") is to be amortized by the straight-line method beginning the following fiscal year over periods ranging from 5 to 15 years, which are less than the average remaining years of service of the active participants in the plans.

The unrecognized benefit obligation at transition is being amortized by the straight-line method principally over a period of 15 years.

h. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation adjustments are included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable year-end exchange rates are presented as minority interests and a separate component of stockholders' equity.

i. Passenger revenue

Passenger revenue is principally recognized when the transportation services are rendered.

j. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

k. Appropriation of retained earnings (deficit)

Under the Commercial Code of Japan, the appropriation of retained earnings (deficit) with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations.

l. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

m. New accounting standards

Accounting for financial instruments effective the year ended March 31, 2001

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Under this standard, the financial-component approach has been applied to the transfers and servicing of financial assets and to the extinguishments of liabilities incurred as of or subsequent to April 1, 2000. In addition, securities except for investments in unconsolidated subsidiaries and affiliates are classified as trading securities, held-to-maturity securities or other securities and stated based on these three categories. Derivative positions are stated at fair value, and gain or loss on derivatives designated as hedging instruments is permitted to be deferred until the loss or gain on the underlying hedged item is recognized.

At March 31, 2000, the Company and its consolidated subsidiaries did not possess any securities classified as trading securities or held-to-maturity securities under this standard. Securities classified as other securities and included in "short-term investments in securities" amounted to ¥37,855 million.

The effect of the adoption of this standard was to decrease income before income taxes and minority interests by ¥13,599 million ($109,669 thousand) for the year ended March 31, 2001.

Accounting for pension and severance costs effective the year ended March 31, 2001

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for pension and severance costs under which net periodic pension and severance costs are computed, in principle, based on the projected benefit obligation and the pension plan assets.

The effect of the adoption of this standard was to decrease operating income by ¥3,568 million ($28,774 thousand) and income before income taxes and minority interests by ¥3,792 million ($30,580 thousand) for the year ended March 31, 2001.

Accounting for the translation of foreign currency accounts effective the year ended March 31, 2001
Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for the translation of foreign currency accounts, under which all foreign currency receivables and payables are translated into yen at the applicable year-end exchange rate and translation adjustments are included in current earnings. The translation adjustments arising from the translation of the assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates into yen at the applicable year-end exchange rates are presented as minority interests and a separate component of stockholders' equity.

At March 31, 2000, the Company and certain consolidated subsidiaries had presented the translation adjustments arising from the translation of assets, liabilities, revenues and expenses of their consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable year-end exchange rates as an asset, amounted to ¥18,264 million.

The effect of the adoption of this standard was to increase income before income taxes and minority interests by ¥151 million ($1,217 thousand) for the year ended March 31, 2001.

Accounting for consolidation effective the year ended March 31, 2000
Effective April 1, 1999, the Company and its consolidated subsidiaries adopted a new accounting standard for consolidation. Under this standard, the accounts of the Company and significant companies controlled directly or indirectly by the Company have been included in the consolidated financial statements, and companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis.

Tax-effect accounting effective the year ended March 31, 2000
Effective April 1, 1999, the Company and its consolidate subsidiaries adopted a new standard for tax-effect accounting. Until the year ended March 31, 1999, deferred income taxes had been recognized only insofar they related to the elimination of intercompany items on consolidation; however, under this standard for consolidation, deferred tax assets and liabilities have been recognized in the consolidated financial statements for the year ended March 31, 2000 with respect to all the differences between financial reporting and the tax bases of the assets and liabilities, and have been measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

The effect of the adoption of this standard was to increase total assets by ¥13,860 million, total liabilities by ¥1,487 million and retained earnings by ¥12,373 million at March 31, 2000, and to increase net income by ¥3,629 million for the year ended March 31, 2000.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥124 = U.S.$1.00, the approximate exchange rate prevailing on March 31, 2001, has been used. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

3. Cash and Cash Equivalents

The components of cash and cash equivalents at March 31, 2001 and 2000 were as follows:

	Millions of Yen		Thousands of U.S. dollars
	2001	2000	**2001**
Cash and time deposits	**¥ 73,357**	¥139,242	**$591,588**
Time deposits with maturities of more than three months	**(2,877)**	(4,611)	**(23,201)**
Short-term investments in securities with maturities of three months or less	**47,447**	58,021	**382,637**
Short-term investments with maturities of three months or less	**13,996**	—	**112,870**
Credit balances of current accounts included in short-term bank loans	**(9,951)**	(2,937)	**(80,250)**
	¥121,972	¥189,715	**$983,645**

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4. Fair Value of Securities

As described in Note 1-m, effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. Under this standard, securities except for investments in unconsolidated subsidiaries and affiliates are classified as trading securities, held-to-maturity securities or other securities. Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with unrealized gains and losses reported in a separate component of stockholders' equity, net of taxes. Non-marketable securities classified as other securities are carried at cost.

At March 31, 2001, the Company and its consolidated subsidiaries did not possess any securities classified as trading securities or held-to-maturity securities. Securities classified as other securities are included in "short-term investments in securities" and "investments and advances-other" in the accompanying consolidated balance sheets.

The components of unrealized gain or loss on marketable securities classified as other securities at March 31, 2001 were summarized as follows:

	Millions of yen		
March 31, 2001	Acquisition costs	Carrying value	Unrealized gain (loss)
Unrealized gain:			
Stocks	¥14,767	¥22,316	¥ 7,548
Bonds:			
Government bonds	183	189	5
Corporate bonds	1,406	1,407	1
Other	874	894	20
	17,231	24,806	7,575
Unrealized loss:			
Stocks	8,074	5,708	(2,365)
Bonds:			
Corporate bonds	7,101	7,031	(69)
Other	1,316	1,271	(45)
	16,493	14,011	(2,481)
Total	¥33,724	¥38,818	¥ 5,094

	Thousands of U.S. dollars		
March 31, 2001	Acquisition costs	Carrying value	Unrealized gain (loss)
Unrealized gain:			
Stocks	$119,088	$179,967	$60,870
Bonds:			
Government bonds	1,475	1,524	40
Corporate bonds	11,338	11,346	8
Other	7,048	7,209	161
	138,959	200,048	61,088
Unrealized loss:			
Stocks	65,112	46,032	(19,072)
Bonds:			
Corporate bonds	57,266	56,701	(556)
Other	10,612	10,250	(362)
	133,008	112,991	(20,008)
Total	$271,967	$313,048	$41,080

Non-marketable securities classified as other securities at March 31, 2001 amounted to ¥68,777 million ($554,653 thousand).

Proceeds from sales of securities classified as other securities amounted to ¥10,424 million ($84,064 thousands) with an aggregate gain on sales of ¥428 million ($3,451 thousand) and an aggregate loss on sales of ¥817 million ($6,588 thousand) for the year ended March 31, 2001.

The redemption schedule for bonds with maturity dates at March 31, 2001 was summarized as follows:

	Millions of yen		
March 31, 2001	Due in one year or less	Due after one year through five years	Due after five years through ten years
Government bonds	¥ —	¥ 181	¥ 7
Corporate bonds	104	2,665	5,000
Other	372	—	—
Total	¥476	¥ 2,846	¥ 5,007

	Thousands of U.S. dollars		
March 31, 2001	Due in one year or less	Due after one year through five years	Due after five years through ten years
Government bonds	$ —	$ 1,459	$ 56
Corporate bonds	838	21,491	40,322
Other	3,000	—	—
Total	$3,838	$22,951	$40,379

Until the year ended March 31, 2000, marketable securities were stated at cost. Net unrealized gain or loss on marketable securities at March 31, 2000 was summarized as follows:

	Millions of yen		
March 31, 2000	Carrying value	Estimated fair value	Unrealized gain (loss)
Current:			
Stocks	¥29,443	¥32,366	¥2,923
Bonds	7,922	7,869	(53)
Other	151	169	18
Subtotal	37,517	40,406	2,888
Noncurrent:			
Stocks	7,937	9,060	1,123
Bonds	18,355	19,306	951
Other	100	99	(0)
Subtotal	26,392	28,466	2,074
Total	¥63,909	¥68,872	¥4,962

Securities excluded from the market value information at March 31, 2000 were summarized as follows:

March 31, 2000	Millions of yen
Current	¥60,891
Noncurrent	¥50,604

5. Short-Term Bank Loans and Long-Term Debt

The weighted average interest rates for short-term bank loans outstanding at March31, 2001 and 2000 were 1.0% and 1.5%, respectively.

Long-term debt at March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Bonds:			
Bonds in U.S. dollars, due 2003, at 6.625%	**¥26,845**	¥26,845	**$216,491**
Euro-yen bonds, due 2000 to 2003, at rates ranging from at 4.0% to 6.9% and at rates varying according to LIBOR	**80,000**	96,037	**645,161**
Japanese yen bonds, due 2001 to 2018, at rates ranging from 1.25% to 3.4%	**292,350**	347,350	**2,357,661**
Convertible bonds in yen, due 2005, at 1.6%	**18,664**	18,664	**150,516**
Loans with collateral, due 2000 to 2024, at rates ranging from 0.48% to 6.6%	**300,740**	346,733	**2,425,322**
Loans without collateral	**261,563**	298,875	**2,109,379**
Other	**1,950**	2,298	**15,725**
	982,114	1,136,802	**7,920,274**
Less current portion of long-term debt	**(142,293)**	(181,667)	**(1,147,524)**
	¥839,821	¥955,135	**$ 6,772,750**

Convertible bonds, unless previously redeemed, are convertible into shares of common stock of the Company at the following current conversion price:

	Conversion price per share	Conversion period
1.6% convertible bonds in yen due 2005	¥1,751.10	February 1, 1990 – March 30, 2005

The aggregate annual maturities of long-term debt subsequent to March 31, 2001 were summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2002	¥142,293	$1,147,524
2003	144,562	1,165,822
2004	141,005	1,137,137
2005	102,201	824,201
2006 and thereafter	452,053	3,645,588
	¥982,114	$7,920,274

A summary of assets pledged as collateral for long-term debt at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Flight equipment, net of accumulated depreciation	**¥385,041**	¥402,914	**$3,105,169**
Ground property and equipment, net of accumulated depreciation, and other	**100,882**	110,992	**813,564**
	¥485,924	¥513,907	**$3,918,741**

The effective interest rates on bonds in US dollars, due 2003, at 6.625%, which resulted from hedging the bonds with cross-currency interest rate swaps, were lower than the long-term prime rate in Japan at each issuance date.

6. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to pension payments or lump-sum severance indemnities, the amounts of which are determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

The Company and certain significant domestic subsidiaries have established contributory defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, which cover a portion of the governmental welfare pension program, under which the contributions are made jointly by the companies and their employees, and which include an additional portion representing the substituted non-contributory pension plans. In addition, the Company and certain subsidiaries have maintained non-contributory defined pension plans, defined contribution pension plans and lump-sum severance indemnity plans.

Until the year ended March 31, 2000, the liability for employees' severance indemnities had been provided for at 40% of such liability, and the costs of the pension plans had been determined actuarially and charged to income as paid.

As described in Note 1-m, effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for pension. Under this standard, to provide for employees' severance indemnities and pension payments, net periodic pension and severance costs are computed based on the projected benefit obligation and the pension plan assets.

The projected benefit obligation and funded status including a portion of the governmental welfare pension program were as follows:

March 31, 2001	Millions of yen	Thousands of U.S. dollars
Projected benefit obligation	¥(708,586)	$(5,714,403)
Plan assets	350,922	2,830,016
Accrued pension and severance costs	102,677	828,040
Prepaid pension and severance costs	(110)	(887)
Net unrecognized amount	¥(255,096)	$(2,057,225)

In computing projected benefit obligation, several simplified methods are permitted to small companies, and certain subsidiaries have adopted such methods.

The net unrecognized amounts were as follows:

March 31, 2001	Millions of yen	Thousands of U.S. dollars
Unrecognized benefit obligation at transition	¥(185,800)	$(1,498,387)
Actuarial assumption adjustment	(69,295)	(558,830)
Net unrecognized amount	¥(255,096)	$(2,057,225)

The components of net periodic pension and severance costs excluding the employees' contributory portion were as follows:

For the year ended March 31, 2001	Millions of yen	Thousands of U.S. dollars
Service cost	¥ 27,096	$ 218,516
Interest cost on projected benefit obligation	22,526	181,661
Expected return on plan assets	(23,176)	(186,903)
Amortization of unrecognized benefit obligation at transition	14,367	115,862
Net periodic pension and severance costs	¥ 40,814	$ 329,145

Special additional termination benefits, payments for meritorious service and contributions based on the defined contribution pension plans are charged to income as paid.

The assumptions used were as follows:

Discount rate for obligation at March 31, 2001:	3.0% - 3.5%
Expected rate of return on plan assets for the year ended March 31, 2001:	1.2% - 6.9%

7. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Deferred tax assets:			
Revaluation loss on investments in unconsolidated subsidiaries and affiliates	**¥21,085**	¥35,592	**$170,040**
Accrued pension and severance costs	**17,124**	9,137	**138,096**
Allowance for bad debts	**5,795**	—	**46,733**
Accounts payable - trade	**3,740**	2,757	**30,161**
Revaluation loss on flight equipment spare parts	**1,941**	1,901	**15,653**
Accrued bonuses	**2,383**	1,519	**19,217**
Tax loss carryforwards	**37,019**	48,083	**298,540**
Other	**15,263**	15,223	**123,088**
	104,350	114,212	**841,532**
Deferred tax liabilities:			
Reserve for special depreciation	**(4,486)**	(5,320)	**(36,177)**
Accumulated earnings of consolidated subsidiaries	**(2,534)**	(1,626)	**(20,435)**
Net unrealized gain on investments in securities	**(2,124)**	—	**(17,129)**
Other	**(2,218)**	(2,654)	**(17,887)**
	(11,362)	(9,600)	**(91,629)**
Valuation allowance	**(58,378)**	(89,294)	**(470,790)**
Net deferred tax assets	**¥34,610**	¥15,318	**$ 279,112**

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rates for the years ended March 31, 2001 and 2000 was as follows:

Year ended March 31,	**2001**	2000
Japanese statutory tax rate	**40.2%**	40.2%
Disallowed expenses, including entertainment expenses	**8.1**	8.2
Non-taxable income, including dividends received	**(2.6)**	(2.1)
Equity in earnings of unconsolidated subsidiaries and affiliates	**(0.3)**	(3.0)
Inhabitants' per capita taxes	**0.6**	0.8
Changes in valuation allowance	**(80.5)**	(25.4)
Other	**0.9**	(0.1)
The Company's effective tax rates	**(33.6)%**	18.7%

8. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property at March 31, 2001 and 2000, and the related depreciation and interest expense for the years ended March 31, 2001 and 2000, which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen			Thousands of U.S. dollars		
March 31, 2001	Flight equipment	Ground property and equipment	Total	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥444,142	¥17,255	¥461,398	$3,581,790	$139,153	$3,720,951
Less accumulated depreciation	232,116	12,262	244,379	1,871,903	98,887	1,970,798
Net book value	¥212,025	¥ 4,992	¥217,018	$1,709,879	$ 40,258	$1,750,145

March 31, 2000	Flight equipment	Ground property and equipment	Total
			Millions of yen
Acquisition costs	¥430,160	¥21,955	¥452,116
Less accumulated depreciation	194,776	14,422	209,198
Net book value	¥235,384	¥ 7,533	¥242,917

Year ended March 31,	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Depreciation expense	**¥42,152**	¥40,245	**$339,935**
Interest expense	**¥ 9,023**	¥10,203	**$ 72,766**

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥49,772 million ($401,387 thousand), ¥46,620 million and ¥39,499 million for the years ended March 31, 2001, 2000 and 1999, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2001 and 2000 was as follows:

March 31,	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Within 1 year	**¥ 43,077**	¥ 38,304	**$ 347,395**
Over 1 year	**212,871**	240,767	**1,716,701**
	¥255,949	¥279,072	**$2,064,104**

Future rental expenses under operating leases outstanding at March 31, 2001 and 2000 were as follows:

March 31,	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Within 1 year	**¥16,820**	¥12,445	**$135,645**
Over 1 year	**91,512**	68,422	**738,000**
	¥108,332	¥80,868	**$873,645**

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2001 and 2000, and the related depreciation and interest revenue for the years ended March 31, 2001 and 2000, which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

March 31, 2001	Millions of yen			Thousands of U.S. dollars		
	Flight equipment	Ground property and equipment	Total	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥348	¥4,827	¥5,175	$2,806	$38,927	$41,733
Less accumulated depreciation	220	3,308	3,528	1,774	26,677	28,451
Net book value	¥127	¥1,519	¥1,647	$1,024	$12,250	$13,282

March 31, 2000	Flight equipment	Ground property and equipment	Total
			Millions of yen
Acquisition costs	¥348	¥6,736	¥7,084
Less accumulated depreciation	185	4,233	4,418
Net book value	¥162	¥2,502	¥2,665

Year ended March 31,	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Depreciation expense	**¥880**	¥1,118	**$7,096**
Interest revenue	**¥121**	¥ 177	**$ 975**

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥1,046 million ($8,435 thousand), ¥1,321 million and ¥1,494 million for the year ended March 31, 2001, 2000 and 1999, respectively.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Within 1 year	**¥766**	¥967	**$6,177**
Over 1 year	**1,027**	1,893	**8,282**
	¥1,794	¥2,860	**$14,467**

Future rental revenues under operating leases outstanding at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Within 1 year	**¥376**	¥128	**$3,032**
Over 1 year	**1,624**	46	**13,096**
	¥2,001	¥174	**$16,137**

9. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2001 for the purchases of significant property and equipment amounted to ¥572,313 million ($4,615,427 thousand).

The Company leases aircraft, office space, hotel facilities, warehouses and office equipment. These leases are customarily renewed upon expiration.

At March 31, 2001, contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥19,271 million ($155,411 thousand). In addition, at March 31, 2001, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥3,437 million ($27,717 thousand).

In addition, at March 31, 2001, the Company and a consolidated subsidiary were liable under debt assumption agreements for in-substance defeasance of certain bonds in the aggregate amount of ¥55,000 million ($443,548 thousand).

Under a new accounting standard for financial instruments which became effective April 1, 2000, the financial-component approach has been applied to the transfers and servicing of financial assets and to the extinguishments of liabilities incurred at or subsequent to April 1, 2000; however, loans sold before March 31, 2000 are permitted to be taken off the consolidated balance sheet based on the risk-reward approach. At March 31, 2001, such loans amounted to ¥40,066 million ($323,112 thousand) in the aggregate.

10. Amounts Per Share

Net income per share and diluted net income per share have been computed based on the weighted average number of shares of common stock outstanding during each year.

	yen			U.S. dollars
Year ended March 31,	**2001**	2000	1999	**2001**
Net income	**¥23.06**	¥11.10	¥15.05	**$0.185**
Diluted net income	**¥23.02**	¥11.10	¥15.05	**$0.185**

Net assets per share have been computed based on the number of shares of common stock outstanding at each balance sheet date.

	yen		U.S. dollars
March 31,	**2001**	2000	**2001**
Net assets	**¥150.12**	¥133.74	**$1.210**

11. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other".

a.Business segment information

Business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2001, 2000 and 1999 was summarized as follows:

Millions of yen

Year ended March 31, 2001	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,130,213	¥360,042	¥37,497	¥176,019	¥1,703,773	¥ —	¥1,703,773
Intra-group sales and transfers	191,683	7,116	5,350	245,316	449,466	(449,466)	—
Total	1,321,896	367,158	42,847	421,336	2,153,239	(449,466)	1,703,773
Operating expenses	1,257,873	365,641	40,433	407,270	2,071,219	(446,085)	1,625,133
Operating income	¥ 64,023	¥ 1,517	¥ 2,413	¥ 14,065	¥ 82,020	¥ (3,380)	¥ 78,639
Depreciation and amortization	¥ 72,902	¥ 924	¥ 3,046	¥ 16,562	¥ 93,436	¥ (1,601)	¥ 91,834
Capital expenditures	¥ 69,803	¥ 2,380	¥ 1,726	¥ 6,261	¥ 80,171	¥ (1,502)	¥ 78,669
Identifiable assets	¥1,396,110	¥ 76,287	¥91,409	¥423,037	¥1,986,844	¥(184,988)	¥1,801,855

Thousands of U.S. dollars

Year ended March 31, 2001	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	$ 9,114,620	$2,903,564	$302,395	$1,419,508	$13,740,104	$ —	$13,740,104
Intra-group sales and transfers	1,545,830	57,387	43,145	1,978,354	3,624,725	(3,624,725)	—
Total	10,660,451	2,960,951	345,540	3,397,870	17,364,830	(3,624,725)	13,740,104
Operating expenses	10,144,137	2,948,717	326,072	3,284,435	16,703,379	(3,597,459)	13,105,911
Operating income	$ 516,314	$ 12,233	$ 19,459	$ 113,427	$ 661,451	$(27,258)	$ 634,185
Depreciation and amortization	$ 587,919	$ 7,451	$ 24,564	$ 133,564	$ 753,516	$(12,911)	$ 740,596
Capital expenditures	$ 562,927	$ 19,193	$ 13,919	$ 50,491	$ 646,540	$(12,112)	$ 634,427
Identifiable assets	$11,258,951	$ 615,217	$737,169	$3,411,588	$16,022,935	$(1,491,838)	$14,531,088

As described in Note 1-m, effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for pension and severance costs. The effect of the adoption of this standard was to increase operating expenses and decrease operating income in the air transportation segment by ¥2,399 million ($19,346 thousand), in the travel services segment by ¥107 million ($862 thousand), in the hotel and resort operations segment by ¥35 million ($282 thousand) and in the other segment by ¥1,097 million ($8,846 thousand) for the year ended March 31, 2001.

Millions of yen

Year ended March 31, 2000	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,058,191	¥345,330	¥35,578	¥159,415	¥1,598,516	¥ —	¥1,598,51
Intra-group sales and transfers	165,290	4,830	5,382	228,624	404,127	(404,127)	—
Total	1,223,481	350,160	40,961	388,040	2,002,644	(404,127)	1,598,51
Operating expenses	1,190,686	347,699	39,227	377,618	1,955,232	(401,603)	1,553,62
Operating income	¥ 32,795	¥ 2,460	¥ 1,733	¥ 10,422	¥ 47,411	¥ (2,524)	¥ 44,88
Depreciation and amortization	¥ 69,427	¥ 1,059	¥ 3,514	¥ 17,933	¥ 91,935	¥ (1,525)	¥ 90,41
Capital expenditures	¥ 72,661	¥ 2,020	¥ 2,006	¥ 5,396	¥ 82,085	¥ (933)	¥ 81,15
Identifiable assets	¥1,396,578	¥ 71,308	¥91,703	¥493,543	¥2,053,134	¥(141,956)	¥1,911,17

Millions of yen

Year ended March 31, 1999	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,038,482	¥331,500	¥ 52,178	¥143,932	¥1,566,094	¥ —	¥1,566,094
Intra-group sales and transfers	169,202	6,171	5,249	214,322	394,946	(394,946)	—
Total	1,207,685	337,672	57,427	358,254	1,961,040	(394,946)	1,566,094
Operating expenses	1,181,635	337,942	55,791	349,137	1,924,507	(391,270)	1,533,237
Operating income (loss)	¥ 26,049	¥ (270)	¥ 1,635	¥ 9,117	¥ 36,532	¥ (3,675)	¥ 32,856
Depreciation	¥ 62,789	¥ 893	¥ 5,843	¥ 17,479	¥ 87,005	¥ (929)	¥ 86,075
Capital expenditures	¥ 70,699	¥ 64	¥ 1,719	¥ 26,741	¥ 99,224	¥ (4,556)	¥ 94,668
Identifiable assets	¥1,401,607	¥ 63,750	¥122,133	¥542,974	¥2,130,467	¥(174,844)	¥1,955,622

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company and two domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the years ended March 31, 2001, 2000 and 1999 were as follows:

Millions of yen

Year ended March 31, 2001	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥405,303	¥364,994	¥211,779	¥ 982,076
Consolidated operating revenues				¥1,703,773
Operating revenues from foreign operations as a percentage of consolidated operating revenues	23.8%	21.4%	12.4%	57.6%

Thousands of U.S. dollars

Year ended March 31, 2001	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	$3,268,572	$2,943,500	$1,707,895	$ 7,919,967
Consolidated operating revenues				$13,740,104
Operating revenues from foreign operations as a percentage of consolidated operating revenues	23.8%	21.4%	12.4%	57.6%

Millions of yen

Year ended March 31, 2000	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥366,822	¥310,186	¥190,915	¥ 867,925
Consolidated operating revenues				¥1,598,516
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.4%	11.9%	54.3%

Millions of yen

Year ended March 31, 1999	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥340,878	¥326,148	¥186,758	¥ 853,785
Consolidated operating revenues				¥1,566,094
Operating revenues from foreign operations as a percentage of consolidated operating revenues	21.8%	20.8%	11.9%	54.5%

c. Geographic information

For the years ended March 31, 2001, 2000 and 1999, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

12. Derivative and Hedging Activities

The Company and its consolidated subsidiaries have utilized forward foreign exchange and options contracts to hedge certain foreign currency transactions related to foreign purchase commitments, principally of flight equipment and foreign accounts receivable and payable, on a consistent basis. The Company and its consolidated subsidiaries have also utilized interest-rate and currency swaps and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on their operating results. The Company has also entered into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel.

The Company enters into hedging transactions in accordance with the internal guidelines and strategies established by the Company's management. The routine operations of the department which is responsible for hedging transactions has been examined by other departments. Gain and loss on hedging instruments and assessment of hedge effectiveness, which is performed both at the inception and on an ongoing basis, are reported at meetings of the related department managers on a timely basis. The consolidated subsidiaries have adopted the same procedures for hedging transactions as the Company has.

As described in Note 1-m, effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Under this standard, derivatives positions are stated at fair value except that gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

Until the year ended March 31, 2000, gain or loss on derivative positions had been deferred without the assessment of hedge effectiveness. At March 31, 2000, the outstanding forward foreign exchange contracts were as follows:

	Millions of yen		
March 31, 2000	Notional amounts	Market value	Unrealized gain(loss)
Purchased:			
U.S. dollars	¥15,904	¥15,950	¥46
Others	5,465	5,412	(52)
	¥21,369	¥21,363	¥(6)
(Over one year)	(¥—)		

The above amounts exclude contracts entered into in order to hedge receivables and payables denominated in foreign currencies which have been translated and reflected at the corresponding contracted rates in the accompanying consolidated balance sheet at March 31, 2000.

At March 31, 2000, interest-rate options and swaps were as follows:

	Millions of yen	
March 31, 2000	Notional amounts	Unrealized gain (loss)
Interest-rate options:		
Collars	¥ 1,000	¥ (17)
(Over one year)	(¥ 400)	
Interest-rate swaps:		
Fixed-rate into variable-rate obligations	¥ 45,370	¥ 1,834
(Over one year)	(¥ 15,170)	
Variable-rate into fixed-rate obligations	¥148,031	¥ (7,987)
(Over one year)	(¥118,264)	

The above amounts exclude swap agreements entered into in order to hedge the principal amounts of outstanding debt and the related interest denominated in foreign currencies, which have been translated and reflected at the corresponding swap rates in the accompanying consolidated balance sheet at March 31, 2000.

At March 31, 2000, fuel price commodity derivatives were as follows:

	Millions of yen			
March 31, 2000	Notional amounts	Carrying amounts	Market value	Unrealized gain(loss)
Fuel price protection arrangements:				
Caps	¥8,969	¥589	¥596	¥ 7
(Over one year)	(¥ —)			
Collars	¥5,901	¥ —	¥574	¥574
(Over one year)	(¥ 334)			
Floors	¥3,104	¥ 82	¥ 59	¥ (22)
(Over one year)	(¥ —)			
Fuel price swaps	¥1,031	¥ —	¥151	¥151
(Over one year)	(¥ —)			

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

The Board of Directors
Japan Airlines Company, Ltd.

We have examined the consolidated balance sheets of Japan Airlines Company, Ltd. and its consolidated subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2001, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of Japan Airlines Company, Ltd. and its consolidated subsidiaries at March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1 to the consolidated financial statements, Japan Airlines Company, Ltd. and its consolidated subsidiaries has adopted new accounting standards for financial instruments, pension and severance costs and the translation of foreign currency accounts effective the year ended March 31, 2001 and for consolidation and tax-effect accounting effective the year ended March 31, 2000 in the preparation of its consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2001 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Century Ota Showa & Co

June 28, 2001

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Japan Airlines Company, Ltd. and its consolidated subsidiaries under Japanese accounting principles and practices.

Non-Consolidated Balance Sheets

Japan Airlines Company, Ltd.
March 31, 2001 and 2000

Assets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Current assets:			
Cash and time deposits	¥ 19,082	¥ 72,361	$ 153,887
Short-term investments in securities	39,627	83,220	319,572
Accounts receivable:			
Trade	107,813	80,132	869,459
Subsidiaries and affiliates	57,233	43,741	461,556
Allowance for doubtful accounts	(695)	(376)	(5,604)
Flight equipment spare parts, at cost	55,308	54,627	446,032
Deferred income taxes (Note 3)	10,448	5,314	84,258
Prepaid expenses and other	62,437	53,362	503,524
Total current assets	351,255	392,383	2,832,701
Investments and advances:			
Subsidiaries and affiliates	131,228	133,669	1,058,290
Other	75,894	38,889	612,048
Total investments and advances	207,122	172,559	1,670,338
Property and equipment (Note 6):			
Flight equipment	1,331,943	1,323,664	10,741,475
Ground property and equipment	404,144	453,008	3,259,225
	1,736,088	1,776,672	14,000,709
Accumulated depreciation	(922,502)	(933,013)	(7,439,532)
	813,585	843,659	6,561,169
Advances on flight equipment purchases and other	20,663	6,374	166,637
Property and equipment, *net*	834,249	850,033	6,727,814
Long-term loans (Note 6)	25,230	11,848	203,467
Deferred income taxes (Note 3)	10,972	433	88,483
Other assets	26,038	24,907	209,983
	¥1,454,868	¥1,452,166	$11,732,806

Liabilities and Stockholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	**2001**
Current liabilities:			
Current portion of long-term debt	**¥ 107,798**	¥ 102,591	**$ 869,338**
Accounts payable:			
Trade	**105,563**	99,647	**851,314**
Construction	**10,773**	7,831	**86,879**
Subsidiaries and affiliates	**51,442**	45,851	**414,854**
Accrued expenses	**37,860**	30,301	**305,322**
Accrued income taxes (Note 3)	**120**	55	**967**
Other	**86,772**	77,133	**699,774**
Total current liabilities	**400,330**	363,413	**3,228,467**
Long-term debt	**622,591**	684,472	**5,020,895**
Accrued pension and severance costs	**82,380**	81,931	**664,354**
Reserve for loss on investments in subsidiaries and affiliates	**4,384**	7,766	**35,354**
Other noncurrent liabilities	**70,329**	67,051	**567,169**
Commitments and contingent liabilities (Notes 5 and 6)			
Stockholders' equity:			
Common stock, ¥50 par value:			
Authorized: 6,000,000,000 shares			
Issued: 1,783,473,439 shares in 2001, 1,778,943,439 shares in 2000	**188,550**	188,323	**1,520,564**
Additional paid-in capital	**32,516**	31,808	**262,225**
Legal reserve (Note 4)	**1,068**	534	**8,612**
Retained earnings	**49,774**	26,865	**401,403**
Net unrealized gain on other securities, net of taxes	**2,942**	—	**23,725**
Total stockholders' equity	**274,852**	247,531	**2,216,548**
	¥1,454,868	¥1,452,166	**$11,732,806**

The accompanying notes are an integral part of these statements.

Non-Consolidated Statements of Operations

Japan Airlines Company, Ltd.
For the Year ended March 31, 2001, 2000, and 1999

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2001	2000	1999	**2001**
Operating revenues:				
Passenger:				
Domestic	**¥ 289,907**	¥ 275,826	¥ 279,059	**$ 2,337,959**
International	**639,152**	580,057	581,623	**5,154,451**
Cargo:				
Domestic	**26,268**	27,068	26,768	**211,838**
International	**146,853**	143,171	142,395	**1,184,298**
Incidental and other revenues	**155,057**	141,557	127,807	**1,250,459**
	1,257,239	1,167,681	1,157,653	**10,139,024**
Operating expenses (Note 5):				
Flight operations	**365,872**	322,591	317,436	**2,950,580**
Maintenance	**99,877**	95,989	96,330	**805,459**
Passenger services	**135,073**	137,859	137,867	**1,089,298**
Aircraft and traffic servicing	**218,627**	222,143	234,132	**1,763,120**
Sales and advertising	**199,452**	184,036	177,540	**1,608,483**
General and administrative	**42,034**	38,511	34,425	**338,983**
Depreciation and amortization	**63,910**	63,721	66,664	**515,403**
Cost of incidental and other expenses	**76,452**	74,072	68,436	**616,548**
	1,201,301	1,138,926	1,132,833	**9,687,911**
Operating income	**55,938**	28,754	24,820	**451,112**
Non-operating income (expenses):				
Interest and dividend income	**4,124**	4,481	8,145	**33,258**
Interest expense	**(27,997)**	(30,352)	(32,687)	**(225,782)**
Amortization of capitalized bond issuance expenses	**(138)**	(422)	(473)	**(1,112)**
Exchange gain (loss), net	**2,978**	(4,701)	(2,596)	**24,016**
Flight equipment purchase incentives	**—**	3,306	19,101	**—**
Gain on sales of short-term investments in securities	**3**	4,903	—	**24**
Gain on sales of flight equipment	**403**	6,370	15,366	**3,250**
Gain on sales of ground property and equipment	**538**	1,938	2,650	**4,338**
Gain on sales of investments in securities	**—**	23,400	3,765	**—**
Loss on revaluation of short-term investments in securities	**—**	(324)	(2,819)	**—**
Loss on disposal of flight equipment	**(8,145)**	—	—	**(65,685)**
Loss on disposal of ground property and equipment	**(1,897)**	(1,604)	(834)	**(15,298)**
Loss on operations of a subsidiary	**(2,300)**	—	—	**(18,548)**
Loss on liquidation of operations of subsidiaries and affiliates	**—**	—	(167)	**—**
Loss on revaluation of investments in securities	**(8,028)**	(1,590)	—	**(64,741)**
Loss on revaluation of investments in unsubsidiaries and affiliates	**(1,765)**	(16,830)	—	**(14,233)**
Loss on revaluation of other investments	**(1,465)**	—	—	**(11,814)**
Provision for reserve for loss on investments in subsidiaries and affiliates	**(1,900)**	(7,511)	(2,529)	**(15,322)**
Special termination benefits	**(669)**	(6,052)	(5,414)	**(5,395)**
Other, net	**1,733**	(2,884)	845	**13,975**
	(44,525)	(27,873)	2,353	**(359,072)**
Income before income taxes	**11,412**	881	27,173	**92,032**
Income taxes (Note 3):				
Current	**305**	175	891	**2,459**
Deferred	**(17,673)**	6,362	—	**(142,524)**
	(17,367)	6,537	891	**(140,056)**
Net income (loss)	**¥ 28,780**	¥ (5,655)	¥ 26,282	**$ 232,096**

The accompanying notes are an integral part of these statements.

Non-Consolidated Statements of Stockholders' Equity

Japan Airlines Company, Ltd.
For the Years Ended March 31, 2001, 2000 and 1999

	Millions of yen						
	Number of shares of common stock	Common stock	Additional paid-in capital	Legal reserve (Note 4)	Retained earnings (deficit)	Net unrealized gain on other securities, net of taxes	Total
Balance at March 31, 1998	1,778,943,439	¥188,323	¥ 161,776	¥ 7,330	¥(137,298)	¥ —	¥220,132
Net income for the year ended March 31, 1999					26,282		26,282
Elimination of accumulated deficit			(129,968)	(7,330)	137,298		—
Balance at March 31, 1999	1,778,943,439	188,323	31,808	—	26,282	—	246,415
Cumulative effect of adoption of tax-effect accounting					12,109		12,109
Net loss for the year ended March 31, 2000					(5,655)		(5,655)
Legal reserve				534	(534)		—
Cash dividends (¥3 per share)					(5,336)		(5,336)
Balance at March 31, 2000	1,778,943,439	188,323	31,808	534	26,865	—	247,531
Net income for the year ended March 31, 2001					28,780		28,780
Legal reserve				534	(534)		—
Cash dividends (¥3 per share)					(5,336)		(5,336)
Issuance of common stock to stockholders of a subsidiary	4,530,000	226	708				934
Other						2,942	2,942
Balance at March 31, 2001	1,783,473,439	¥188,550	¥ 32,516	¥ 1,068	¥ 49,774	¥2,942	¥274,852

	Thousands of U.S. dollers(Note 2)					
	Common stock	Additional paid-in capital	Legal reserve (Note 4)	Retained earnings	Net unrealized gain on other securities, net of taxes	Total
Balance at March 31, 2000	$1,518,733	$256,516	$4,306	$216,653	$ —	$1,996,217
Net income for the year ended March 31, 2001				232,096		232,096
Legal reserve			4,306	(4,306)		—
Cash dividends ($0.024 per share)				(43,032)		(43,032)
Issuance of common stock to stockholders of a subsidiary	1,822	5,709				7,352
Other					23,725	23,725
Balance at March 31, 2001	$1,520,564	$262,225	$8,612	$401,403	$23,725	$2,216,548

The accompanying notes are an integral part of these statements.

Japan Airlines Company, Ltd.
March 31, 2001

1. Summary of Significant Accounting Policies

a. Basis of presentation

The accompanying non-consolidated financial statements are prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements except that investments in subsidiaries and affiliates are stated at cost.

The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles and practices generally accepted and applied in Japan. The accompanying non-consolidated financial statements have been compiled from the non-consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying non-consolidated financial statements are not intended to present the non-consolidated financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts previously reported have been reclassified to conform to the current year's classification except for the adoption of new accounting standards.

b. New accounting standards

Accounting for financial instruments effective the year ended March 31, 2001

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. Under this standard, the financial-component approach has been applied to the transfers and servicing of financial assets and to the extinguishments of liabilities incurred as of or subsequent to April 1, 2000. In addition, securities except for investments in subsidiaries and affiliates are classified as trading securities, held-to-maturity securities or other securities and stated based on these three categories. Derivative positions are stated at fair value, and gain or loss on derivatives designated as hedging instruments is permitted to be deferred until loss or gain on the underlying hedged item is recognized.

At March 31, 2000, the Company did not possess any securities classified as trading securities or held-to-maturity securities under this standard. Securities classified as other securities and included in "short-term investments in securities" amounted to ¥ 33,127 million.

The effect of the adoption of this standard was to decrease income before income taxes by ¥10,640 million ($85,806 thousand) for the year ended March 31, 2001.

Accounting for pension and severance costs effective the year ended March 31, 2001

Effective April 1, 2000, the Company adopted a new accounting standard for pension and severance costs, under which net periodic pension and severance costs are computed based on the projected benefit obligation and the pension plan assets.

The effect of the adoption of this standard was to decrease operating income by ¥2,008 million ($16,193 thousand) and income before income taxes by ¥829 million ($6,685 thousand) for the year ended March 31, 2001.

Accounting for the translation of foreign currency accounts effective the year ended March 31, 2001

Effective April 1, 2000, the Company adopted a new accounting standard for the translation of foreign currency accounts, under which all foreign currency receivables and payables are translated into yen at the applicable year-end exchange rate and translation adjustments are included in current earnings.

The effect of the adoption of this standard was to increase income before income taxes by ¥49 million ($395 thousand) for the year ended March 31, 2001.

Tax-effect accounting effective the year ended March 31, 2000

Effective April 1, 1999, the Company adopted a new standard for tax-effect accounting. Under this standard, deferred tax assets and liabilities has been recognized in the financial statements for the year ended March 31, 2000 with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and has been measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

The effect of the adoption of this standard was to increase total assets and retained earnings by ¥5,747 million at March 31, 2000, and to increase net loss by ¥6,362 million for the year ended March 31, 2000.

2. U.S. Dollar Amounts

The same method of translating yen amounts into U.S. dollar amounts as that described in Note 2 to the consolidated financial statements has been followed.

3. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Deferred tax assets:			
Revaluation loss on investments in subsidiaries and affiliates	**¥17,809**	¥33,160	**$143,620**
Accrued pension and severance costs	**12,217**	5,763	**98,524**
Accounts payable - trade	**3,740**	2,757	**30,161**
Revaluation loss on flight equipment spare parts	**1,836**	1,742	**14,806**
Tax loss carryforwards	**4,958**	3,605	**39,983**
Other	**4,997**	4,890	**40,298**
Deferred tax liabilities:			
Reserve for special depreciation	**(4,051)**	(4,800)	**(32,669)**
[illegible] unrealized gain on investments in securities	**(2,046)**	—	**(16,500)**
	39,463	47,120	**318,250**
Valuation allowance	**(18,043)**	(41,372)	**(145,508)**
Net deferred tax assets	**¥21,420**	¥ 5,747	**$172,741**

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rates for the years ended March 31, 2001 and 2000 was as follows:

Years ended March 31,	**2001**	2000
Japanese statutory tax rate	**40.2%**	40.2%
Disallowed expenses, including entertainment expenses	**13.8**	141.8
Non-taxable income, including dividends received	**(4.6)**	(60.6)
Inhabitants' per capita taxes	**2.8**	9.5
Changes in valuation allowance	**(204.4)**	610.9
The Company's effective tax rates	**(152.2)%**	741.7%

4. Legal Reserve

In accordance with the provisions of the Commercial Code of Japan, the Company has provided a legal reserve by appropriating retained earnings. The legal reserve may be used to reduce or eliminate a deficit or may be transferred to stated capital through suitable stockholders' or directors' action but is not available for the payment of dividends.

5. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property at March 31, 2001 and 2000, and the related depreciation expense and interest expense for the years ended March 31, 2001 and 2000, respectively, which would have been reflected in the non-consolidated balance sheets and the related non-consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

			Millions of yen
March 31, 2001	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥493,906	¥22,723	¥516,629
Less accumulated depreciation	262,944	17,144	280,089
Net book value	¥230,962	¥ 5,578	¥236,540

March 31, 2001	Flight equipment	Ground property and equipment	Total
			Thousands of U.S. dollars
Acquisition costs	$3,983,112	$183,250	$4,166,362
Less accumulated depreciation	2,120,516	138,258	2,258,782
Net book value	$1,862,596	$ 44,983	$1,907,580

March 31, 2000	Flight equipment	Ground property and equipment	Total
			Millions of yen
Acquisition costs	¥493,906	¥27,787	¥521,693
Less accumulated depreciation	218,809	18,666	237,475
Net book value	¥275,097	¥9,121	¥284,218

	Millions of yen		Thousands of U.S. dollars
Year ended March 31,	**2001**	2000	**2001**
Depreciation expence	**¥47,608**	¥45,987	**$383,935**
Interest expence	**¥10,676**	¥12,206	**$ 86,096**

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥56,134 million ($452,693 thousand), ¥53,612 million and ¥46,557 million for the years ended March 31, 2001, 2000 and 1999, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2001 and 2000 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Within 1 year	**¥ 48,084**	¥ 44,314	**$ 387,774**
Over 1 year	**234,153**	282,174	**1,888,330**
	¥282,237	¥326,488	**$2,276,104**

Future rental expenses under operating leases outstanding at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2001**	2000	**2001**
Within 1 year	**¥10,505**	¥10,537	**$ 84,717**
Over 1 year	**42,353**	43,880	**341,556**
	¥52,858	¥54,417	**$426,274**

6. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2001 for the purchases of significant property and equipment amounted to ¥563,233 million ($4,542,201 thousand).

At March 31, 2001, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥17,013 million ($137,201 thousand). In addition, at March 31, 2001, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for subsidiaries, affiliates and employees, amounted to ¥43,689 million ($352,330 thousand).

In addition, at March 31, 2001, the Company was liable under debt assumption agreements for in-substance defeasance of certain bonds in the aggregate amount of ¥50,000 million ($403,225 thousand).

Under a new accounting standard for financial instruments which became effective April 1, 2000, the financial-component approach has been applied to the transfers and servicing of financial assets and to the extinguishments of liabilities incurred at or subsequent to April 1, 2000; however, loans sold before March 31, 2000 are permitted to be taken off the balance sheet based on the risk-reward approach. At March 31, 2001, such loans amounted to ¥40,066 million ($323,112 thousand) in the aggregate.

7. Amounts Per Share

Amounts per share have been computed by the same method as that described in Note 10 to the consolidated financial statements and are summarized as follows:

			Yen	U.S. dollars
Year ended March 31,	**2001**	2000	1999	**2001**
Net income (loss)	**¥16.18**	¥(3.18)	¥14.77	**$0.130**
Diluted net income	**16.18**	—	14.77	**$1.130**

		Yen	U.S. dollars
March 31,	**2001**	2000	**2001**
Net assets	**¥154.11**	¥139.15	**$1.242**

Japan Airlines Company, Ltd.

The Board of Directors
Japan Airlines Company, Ltd.

We have examined the non-consolidated balance sheets of Japan Airlines Company, Ltd. as of March 31, 2001 and 2000, and the related non-consolidated statements of operations and stockholders' equity for each of the three years in the period ended March 31, 2001, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in yen, present fairly the financial position of Japan Airlines Company, Ltd. at March 31, 2001 and 2000, and the results of its operations for each of the three years in the period ended March 31, 2001 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1 to the non-consolidated financial statements, Japan Airlines Company, Ltd. has adopted new accounting standards for financial instruments, pension and severance costs and the translation of foreign currency accounts effective the year ended March 31, 2001 and for tax-effect accounting effective the year ended March 31, 2000 in the preparation of its non-consolidated financial statements.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2001 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.



June 28, 2001

See Note 1 to the non-consolidated financial statements which explains the basis of preparation of the non-consolidated financial statements of Japan Airlines Company, Ltd. under Japanese accounting principles and practices.

Company Name	Date of Establishment	Paid-in Capital	JAL's Equity Ownership(%)	Principal Business
J-AIR CO., LTD.	August 8, 1996	¥ 200 million	100.0	Air Transport
JAL EXPRESS CO., LTD.	April 1, 1997	¥ 5,800 million	100.0	Air Transport
JALWAYS CO., LTD.	October 5, 1990	¥ 3,000 million	100.0	Air Transport
JAPAN ASIA AIRWAYS CO., LTD.	August 8, 1975	¥ 4,310 million	90.5	Air Transport
JAPAN TRANS OCEAN AIR CO., LTD.	June 20, 1967	¥ 4,537 million	51.1*	Air Transport
• JAL CARGO SALES CO., LTD	January 22, 2001	¥ 50 million	100.0	Air Cargo
JAL KANSAI AIRCARGO SYSTEM CO., LTD.	December 10, 1975	¥ 123 million	53.4	Air Cargo
JAL LOGISTICS INC.	March 28, 1970	¥ 144 million	100.0*	Air Cargo
JALTOS CO., LTD.	October 14, 1982	¥ 50 million	80.0*	Air Cargo
JUPITER AIR LIMITED	May 17, 1983	HK$ 1 million	80.0*	Air Cargo
JAPAN FUEL TRADING CO., LTD.	November 16, 1988	¥ 25 million	100.0	Aircraft Fuels
OKINAWA FUELING FACILITIES CO., LTD.	November 1, 1974	¥ 100 million	60.0*	Aircraft Fuels
PACIFIC FUEL TRADING CORPORATION	November 1, 1982	US$ 1 million	100.0*	Aircraft Fuels
AIRPORT ENGINEERING & SERVICE CO., LTD.	September 11, 1958	¥ 315 million	67.5*	Aircraft Maintenance
JAL AVIATION TECHNOLOGIES CO., LTD.	July 1, 1988	¥ 55 million	92.7*	Aircraft Maintenance
JAL ENGINE TECHNOLOGIES CO., LTD.	October 1, 1988	¥ 350 million	100.0	Aircraft Maintenance
JAL MAINTENANCE SERVICE CO., LTD.	February 10, 1982	¥ 10 million	100.0*	Aircraft Maintenance
JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.	April 1, 1988	¥ 40 million	100.0*	Aircraft Maintenance
JAL TOKYO AIRCRAFT MAINTENANCE CO., LTD	April 1, 1983	¥ 18 million	83.3*	Aircraft Maintenance
• KBK CORPORATION	August 24, 1977	¥ 20 million	81.3	Aircraft Maintenance
NIHON SERVICE CO., LTD.	November 11, 1969	¥ 12 million	57.5*	Aircraft Maintenance
ABC SKY-PARTNERS INC.	December 15, 1977	¥ 100 million	51.0	Airport-Related Services
AGP CORPORATION	December 16, 1965	¥ 1,975 million	63.1	Airport-Related Services
AIRPORT GROUND SERVICE CO., LTD.	March 1, 1957	¥ 474 million	98.6*	Airport-Related Services
AVIX NAGASAKI CO., LTD	December 23, 1987	¥ 15 million	100.0	Airport-Related Services
FUKUSHIMA INTERNATIONAL SEIVICE CO., LTD.	September 21, 1992	¥ 30 million	80.0*	Airport-Related Services
HOKKAIDO PASSENGER SERVICE CO., LTD.	December 24, 1987	¥ 30 million	55.0	Airport-Related Services
• J SOUTHERN SKY SERVICE CO., LTD.	June 5, 2000	¥ 20 million	100.0*	Airport-Related Services
JAL FRONTIER CO., LTD.	February 2, 1998	¥ 50 million	100.0	Airport-Related Services
JAL HAWAII, INCORPORATED	July 1, 1998	US$ 100,000	100.0	Airport-Related Services
JAL KYUSHU SERVICE CO., LTD.	APRIL 3, 1986	¥ 30 million	51.0	Airport-Related Services
JAL PASSENGER SERVICES AMERICA, INC.	January 26, 1996	US$ 205,000	100.0	Airport-Related Services
JAL PLAZA CO., LTD.	December 1, 1988	¥ 50 million	100.0*	Airport-Related Services
JAL PLUS CO., LTD.	November 16, 1988	¥ 50 million	100.0	Airport-Related Services
JAL SKY HAKODATE CO., LTD.	May 9, 1989	¥ 50 million	72.0*	Airport-Related Services
JAL SKY OSAKA CO., LTD.	January 26, 1988	¥ 30 million	51.0	Airport-Related Services
JAL SKY SERVICE CO., LTD.	September 13, 1982	¥ 100 million	99.0*	Airport-Related Services
JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.	November 11, 1998	¥ 10 million	100.0	Airport-Related Services
JAL WAVE CO., LTD.	December 1, 1998	¥ 30 million	100.0	Airport-Related Services
JAL WING CO., LTD.	June 1, 1992	¥ 50 million	100.0*	Airport-Related Services
JLCOS COMPANY, LTD.	May 8, 1997	¥ 20 million	100.0	Airport-Related Services
KANSAI AIRPORT GROUND SERVICE CO., LTD	April 14, 1989	¥ 120 million	100.0*	Airport-Related Services
NAGOYA INTERNATIONAL SERVICE CO., LTD.	March 5, 1984	¥ 30 million	51.0	Airport-Related Services
OKINAWA AIRPORT SERVICE CO., LTD.	October 1, 1965	¥ 33 million	83.5*	Airport-Related Services
SERVICE CREATION INC.	December 25, 1989	¥ 30 million	95.0*	Airport-Related Services
AAS CATERING CO., LTD.	December 20, 1986	¥ 3,330 million	55.9*	Catering
HIROSHIMA CATERING CO., LTD.	November 30, 1992	¥ 100 million	80.0*	Catering
INTERNATIONAL CATERING LTD.	October 14, 1982	GBP 4 million	100.0	Catering
INTERNATIONAL IN-FLIGHT CATERING CO., LTD.	July 20, 1971	US$ 2 million	56.7	Catering
JAL ROYAL CATERING CO., LTD.	January 28, 1992	¥ 2,000 million	51.0*	Catering
NIKKO INFLIGHT CATERING CO., LTD.	November 15, 1984	US$ 2 million	100.0*	Catering
OKINAWA CATERING SERVICE CO., LTD.	April 5, 1975	¥ 25 million	60.0*	Catering
TFK CORPORATION	December 9, 1959	¥ 497 million	50.7	Catering
JAL ACADEMY CO., LTD.	June 10, 1985	¥ 240 million	100.0	Cutural Activities and Publishing
JAL BUSINESS SERVICE CO., LTD.	November 8, 1979	¥ 100 million	100.0*	Cutural Activities and Publishing
JAL CULTURAL DEVELOPMENT CO., LTD.	August 1, 1988	¥ 100 million	100.0*	Cutural Activities and Publishing
JAL PLANNING CO., LTD.	March 1, 1985	¥ 72 million	85.0*	Cutural Activities and Publishing
JAL SUNLIGHT CO., LTD.	November 15, 1995	¥ 20 million	100.0	Cutural Activities and Publishing
OFFICIAL FILING CO., LTD.	February 10, 1984	¥ 10 million	87.0*	Cutural Activities and Publishing
ALIVE INSURANCE PTE., LTD.	April 26, 1989	US$ 2 million	100.0	Financial Services
JAL CAPITAL CORPORATION	September 4, 1992	US$ 20	100.0*	Financial Services
JAL FINANCE CORPORATION.	April 8, 1988	¥ 1,000 million	100.0*	Financial Services
• JAL GROUP FINANCE CORPORATION	April 3, 2000	¥ 3,500 million	100.0	Financial Services
JAL LEASING COMPANY, LIMITED	July 25, 1988	¥ 2,500 million	100.0*	Financial Services
JALCARD INC.	October 30, 1984	¥ 400 million	100.0*	Financial Services
PACIFIC BUSINESS BASE, INC.	October 20, 1989	US$ 400	100.0	Financial Services
ASIA CREATIVE TOURS CO., LTD.	October 14, 1975	¥ 50 million	100.0*	Hotel and Travel Services
AXESS INTERNATIONAL NETWORK, INC.	July 1, 1991	¥ 700 million	75.0	Hotel and Travel Services
BENKAY (U.S.A.), INC.	February 6, 1986	US$ 1,000	100.0*	Hotel and Travel Services
COCOS LAGOON DEVELOPMENT CORPORATION	June 17, 1976	US$ 21 million	100.0*	Hotel and Travel Services
CREATIVE GREETING SERVICE, INC.	October 1, 1991	US$ 10,000	100.0*	Hotel and Travel Services
CREATIVE REISE GMBH	October 26, 1979	DEM 200,000	87.5*	Hotel and Travel Services
CREATIVE TOURS (EUROPE) B.V.	November 1, 1979	NLG 2 million	100.0*	Hotel and Travel Services
CREATIVE TOURS (SINGAPORE) PTE. LTD.	May 1, 1979	S$ 100,000	100.0*	Hotel and Travel Services
CREATIVE TOURS (SPAIN) S.A.	September 21, 1982	ESP 30 million	100.0*	Hotel and Travel Services
CREATIVE TOURS DÜSSELDORF GMBH	April 1, 1991	DEM 250,000	100.0*	Hotel and Travel Services
CREATIVE TOURS LTD.	September 14, 1973	GBP 96,627	100.0*	Hotel and Travel Services
CREATIVE TOURS (HOLLAND) B.V.	April 1, 1979	NLG 100,000	100.0*	Hotel and Travel Services
EURO CREATIVE TOURS (UK) LTD.	October 17, 1980	GBP 80,000	65.5*	Hotel and Travel Services
HOTEL NIKKO OF BEVERLY PARK, INC.	December 7, 1989	US$ 1,000	100.0*	Hotel and Travel Services
HAWAII HOTEL RESERVATION SYSTEM, INC.	October 1, 1997	US$ 10,000	100.0*	Hotel and Travel Services
HOKKAIDO TOUR SYSTEM CO., LTD.	February 23, 1984	¥ 122 million	93.0*	Hotel and Travel Services

HOTEL NEW NIKKO DE PARIS S.A.S.	June 5, 1996	FRF 10 million	100.0*	Hotel and Travel Services
HOTEL NIKKO (U.S.A.), INC.	July 18, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO ANNUPURI	November 5, 1984	¥ 2,200 million	70.5*	Hotel and Travel Services
HOTEL NIKKO LONGBAI SHANGHAI	August 27, 1985	CNY 71 million	100.0*	Hotel and Travel Services
HOTEL NIKKO OF SAN FRANCISCO, INC.	July 19, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO OSAKA CO., LTD.	December 10, 1980	¥ 100 million	100.0*	Hotel and Travel Services
HOTEL NIKKO SAIPAN, INC.	September 26, 1984	US$ 21 million	87.0*	Hotel and Travel Services
HOTEL NIKKO SHANGHAI INVESTMENT CORPORATION	April 12, 1985	¥ 2,320 million	56.2*	Hotel and Travel Services
J INTER CO., LTD.	February 7, 1997	¥ 10 million	100.0*	Hotel and Travel Services
J PRO CO., LTD.	December 4, 1998	¥ 30 million	100.0*	Hotel and Travel Services
• J SALES OKINAWA CO., LTD.	July 5, 2000	¥ 50 million	100.0*	Hotel and Travel Services
JAL HOTELS COMPANY LTD.	July 1, 1970	¥ 4,272 million	90.7	Hotel and Travel Services
JAL SALES NETWORK CO., LTD.	November 22, 1999	¥ 3,250 million	100.0	Hotel and Travel Services
JALPAK CO., LTD.	April 4, 1969	¥ 900 million	77.0*	Hotel and Travel Services
JALPAK HOLDING U.S.A., INC.	April 1, 1999	US$ 100	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL ASIA PTE LTD.	February 4, 1997	S$100,000	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL HAWAII,INC.	April 1, 1990	$ 1 million	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL MICRONESIA,INC.	April 1, 1986	$ 1 million	99.9*	Hotel and Travel Services
JALPAK INTERNATIONAL OCEANIA PTY LIMITED	March 27, 1984	A$ 500,000	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL THALAND CO., LTD.	October 1, 1979	THB 6 million	73.3*	Hotel and Travel Services
JALPAK SERVICE INC.	July 1, 1987	¥ 90 million	100.0*	Hotel and Travel Services
JALSTORY CO., LTD.	October 9, 1976	¥ 35 million	73.4*	Hotel and Travel Services
JALTOUR GMBH	June 1, 1993	DEM 150,000	100.0*	Hotel and Travel Services
JAPAN TOUR SYSTEM KYUSHU CO., LTD.	May 23, 1984	¥ 95 million	100.0*	Hotel and Travel Services
JAPAN TOURS SYSTEM CO., LTD.	April 10, 1976	¥ 1,200 million	93.9*	Hotel and Travel Services
JCT INTERNATIONAL (FRANCE) S.A.	April 1, 1974	FRF 1 million	99.7*	Hotel and Travel Services
JDC GUAM INC.	April 26, 1994	US$ 1,000	100.0*	Hotel and Travel Services
MICRONESIAN HOSPITALITY, INC.	January 15, 1975	US$ 600,000	62.6*	Hotel and Travel Services
NANSEI TOURIST DEVELOPMENT CO., LTD.	May 1, 1981	¥ 3,000 million	76.7*	Hotel and Travel Services
NARITA NIKKO HOTEL CO., LTD.	November 24, 1977	¥ 470 million	100.0*	Hotel and Travel Services
NEW NIKKO HOTEL CO., LTD.	January 12, 1999	¥ 25 million	100.0*	Hotel and Travel Services
NIKKO HOTELS (U.K.) LTD.	May 24, 1985	GBP 21 million	100.0*	Hotel and Travel Services
OKUMA BEACH LAND CO., LTD.	June 12, 1978	¥ 1,080 million	94.4*	Hotel and Travel Services
ORIENT DYNAMIC CO., LTD.	May 31, 1974	HK$ 550,000	100.0*	Hotel and Travel Services
ORIENT NETWORK (HONG KONG) LTD.	March 1, 1988	HK$ 500,000	100.0*	Hotel and Travel Services
ORIENT NETWORK (SINGAPORE) PTE LTD.	April 9, 1979	S$ 122,002	100.0*	Hotel and Travel Services
ORIENT NETWORK JAPAN CO., LTD.	June 9, 1988	¥ 10 million	100.0*	Hotel and Travel Services
ORIENT NETWORK TOURS & TRAVEL (M) SDN. BHD.	September 19, 1970	MYR 466,000	100.0*	Hotel and Travel Services
ORIENT NETWORK(INTERNATIONAL) PTE. LTD.	February 27, 1997	S$ 100,000	100.0*	Hotel and Travel Services
P.T. TAURINA TRAVEL JAYA	April 1, 1982	IDR 500 million	51.0*	Hotel and Travel Services
PACIFIC AIR SERVICE	October 10, 1967	¥ 48 million	74.9*	Hotel and Travel Services
PACIFICO CREATIVE SERVICE, INC.	July 29, 1970	US$ 2 million	100.0*	Hotel and Travel Services
REISEBURO CREATIVE TOURS GES.M.B.H	March 19, 1985	ATS 1 million	75.0*	Hotel and Travel Services
SATELLITE TOURS CO., LTD.	August 17, 1979	HK$ 750,000	100.0*	Hotel and Travel Services
SHURI KANKO CO., LTD.	December 10, 1969	¥ 1,116 million	57.8*	Hotel and Travel Services
TOUR CREATE, INC.	April 1, 1994	US$ 10,000	100.0*	Hotel and Travel Services
TRANS QUALITY, INC.	June 1, 1990	US$ 200,000	100.0*	Hotel and Travel Services
UNIVERSAL HOLIDAYS INC.	February 21, 1978	PHP 3 million	88.9*	Hotel and Travel Services
JAL INFORMATION TECHNOLOGY CO., LTD.	August 26, 1978	¥ 702 million	89.2*	Information Services
JTA INFOMATION & COMMUNICATION CO., LTD.	April 16, 1984	¥ 50 million	86.0*	Information Services
TOMAKOMAI RYOKKA KAIHATSU CO., LTD.	April 10, 1989	¥ 50 million	51.0	Leisure and Tourism Services
GLOBAL BUILDING CO., LTD.	April 14, 1989	¥ 6,954 million	100.0	Real Estate and Construction
JAL CONSTRUCTION CO., LTD.	June 1, 1976	¥ 180 million	91.0*	Real Estate and Construction
JAPAN AIRLINES MANAGEMENT CORP.	October 20, 1989	US$ 93	100.0*	Real Estate and Construction
PACIFIC INVESTMENT HOLDINGS CORPORATION	April 5, 1990	US$ 59 million	100.0	Real Estate and Construction
AGS COMMERCE CO., LTD.	April 2, 1981	¥ 48 million	65.4*	Trading
JAL TRADING AMERICAS, INC.	April 26, 1982	US$ 5 million	100.0*	Trading
JAL TRADING U.K. LTD.	April 13, 1972	GBP 500,000	100.0*	Trading
JAL/DFS DUTY FREE SHOPPERS CO., LTD.	July 1, 1992	¥ 300 million	60.0*	Trading
JALUX INC.	March 28, 1962	¥ 2,398 million	69.5*	Trading
JTA TRADING CO., LTD.	July 1, 1985	¥ 20 million	78.0*	Trading

• Newly consolidated in fiscal year ended March 31, 2001.
* Includes holdings of the parent company and those of subsidiaries and affiliates.

Notes: The name JAL AVIONICS CO., LTD. has been changed to JAL AVIATION TECHNOLOGIES CO.,LTD.
The name JAL AERO MAINTENANCE CO., LTD. has been changed to JAL TOKYO AIRCRAFT MAINTENANCE CO.,LTD.
The name JAPAN AIRPORT GROUND POWER CO., LTD. has been changed to AGP CORPORATION.
The name KYUSYUU INTERNATIONAL SERVICE CO., LTD has been changed to JAL KYUSYU SERVICE CO.,LTD.
The name CREATIVE TOURS (ASIA) PTE LTD. has been changed to JALPAK INTERNATIONAL ASIA PTE LTD.
The name PACIFICO CREATIVE SERVICE HAWAII, INC. has been changed to JALPAK INTERNATIONAL HAWAII,INC.
The name CRETIVE TOURS MICRONESIA, INC. has been changed to JALPAK INTERNATIONAL MICRONESIA,INC.
The name CREATIVE TOURS (THAILAND) CO., LTD. has been changed to JALPAK INTERNATIONAL THAILAND CO.,LTD.
The name NANSEI COMPUTER AND COMMUNICATION SYSTEM DEVELOPMENT CO., LTD. has been changed to JTA INFORMATION & COMMUNICATION CO., LTD.
The name JAL TRADING,INC. has been changed to JALUX INC.
The name NANSEI MARKETING AND DISTRIBUTION PLANNING CO., LTD. has been changed to JTA TRADING CO.,LTD.

(As of March 31, 2001)

Air Transport
JAPAN AIRLINES CO., LTD.
• J-AIR CO., LTD.
• JAL EXPRESS CO., LTD.
• JALWAYS CO., LTD.
• JAPAN ASIA AIRWAYS CO., LTD.
• JAPAN TRANS OCEAN AIR CO., LTD.
RYUKYU AIR COMMUTER CO., LTD.

Air Cargo
• CARGO COMMUNITY SYSTEM JAPAN CO.,LTD.
CONTACT AIR CARGO SERVICES,INC.
CONTACT MIDWEST INC.
DAIWA AIRPORT SERVICE CO., LTD.
F.B. ON BOARD COURIER SERVICES INC.
• FACT INC
FAIRWAY EXPRESS CO,LTD.
FLEETPAK ENTERPRISES PTE. LTD.
• FUKUOKA AIR CARGO TERMINAL CO.,LTD.
• GLOBAL LOGISTICS SYSTEM ASIA PACIFIC CO., LTD.
• GLOBAL LOGISTICS SYSTEM WORLDWIDE GMBH
INTEGRATED EXPRESS LIMITED
• JAL CARGO SALES CO., LTD.
• JAL KANSAI AIRCARGO SYSTEM CO., LTD.
• JAL LOGISTICS INC.
• JALTOS CO., LTD.
• JAPAN AIR MAIL CO., LTD.
J-TRANS
JUPICOM COMPANY LIMITED
JUPITER AIR (CANADA) LTD.
JUPITER AIR (HONG KONG) LIMITED
JUPITER AIR (UK) LIMITED
• JUPITER AIR LIMITED
JUPITER AIR OCEANIA LIMITED
JUPITER AIR SERVICES(MALAYSIA) SDN. BHD.
JUPITER JAPAN CO., LTD.
JUPITER LOGISTICS PHILIPPINES, INC.
JUPITER PACIFIC FORWARDING JOINT VENTURE CO., LTD.
JUPITER SINGAPORE PTE. LTD.
• LANOVAC,INC.
MERCURY INTERNATIONAL CO., LTD.
• NISHINIHON AIR CARGO SERVICE COMPANY LIMITED
NISHINIHON PASSENGER SERVICE CO., LTD.
• OSAKA AIR MAIL CO.,LTD.
PAN JUPITER TRANSPORT CO., LTD.
• TOKYO AIR CARGO CITY TERMINAL CO., LTD.
TRENDY AIR SERVICES SDN.BHD.
U-FREIGHT JAPAN CO.,LTD.
WHOLESALE COURIER (S) PTE. LTD.

Aircraft Fuels
• CHITOSE AIRPORT FUELLING FACILITIES COMPANY,LTD.
• FUKUSHIMA AIRPORT FUELLING FACILITIES CO., LTD.
• HIROSHIMA AIRPORT FUELLING FACILITIES COMPANY,LTD.
JAMAL INC.
• JAPAN AIRPORT FUELING SERVICE CO., LTD.
• JAPAN FUEL TRADING CO.,LTD.
• KOKUSAI AVIATION FUELING CO., LTD.
• OKINAWA FUELING FACILITIES CO., LTD.
• OSAKA HYDRANT CO., LTD.
• PACIFIC AIRCRAFT & AIRPORT SERVICE CO., LTD.
PACIFIC FUEL TRADING CORPORATION
• SAGA AIRPORT FUELING FACILITIES CO., LTD.

Aircraft Maintenance
AIR COMPONENT MAINTENANCE COMPANY
• AIRPORT ENGINEERING & SERVICE CO.,LTD.
FUKUOKA A.E.C.
• JAL AVIATION TECHNOLOGIES CO.,LTD.
• JAL ENGINE TECHNOLOGIES CO.,LTD.
• JAL MAINTENANCE SERVICE CO., LTD.
• JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.
• JAL TOKYO AIRCRAFT MAINTENANCE CO.,LTD.
• JAMCO CORPORATION
• JAPAN TURBINE TECHNOLOGIES CO., LTD.
KANTO KIGYO CO., LTD.
• KBK CORPORATION
NARITA A.E.C. SERVICE
NIHON SERVICE CO., LTD.
OAS MAINTENANCE CO., LTD.

Airport-Related Services
ABC AIRPORT SERVICE INC.
• ABC SKY-PARTNERS INC.
• AGP CORPORATION
AGP DEVELOPMENT CO., LTD.
AGP HOKKAIDO CO., LTD.
AGP KANSAI CO., LTD.
AGP KYUSHU CO., LTD.
AGS AIR CARGO SERVICE COMPANY,LIMITED
• AIR FLITE JAPAN CORPORATION
AIRPORT AVIATION SERVICE CO.,LTD.
• AIRPORT FACILITIES CO., LTD.
• AIRPORT GROUND SERVICE CO.,LTD.
• AVIX NAGASAKI CO.,LTD
• FUKUOKA AIRPORT BUILDING CO., LTD.
FUKUOKA TAS CORPORATION
• FUKUSHIMA INTERNATIONAL SERVICE CO., LTD.
• HOKKAIDO PASSENGER SERVICE CO., LTD.
J SOUTHERN SKY SERVICE CO., LTD.
JAL AVIATION CONSULTING INCORPORATED
• JAL FRONTIER CO., LTD.
• JAL HAWAII, INCORPORATED
• JAL KYUSHU SERVICE CO., LTD.
• JAL PASSENGER SERVICES AMERICA INCORPORATED
• JAL PLAZA CO., LTD.
• JAL PLUS CO.,LTD.
• JAL SKY HAKODATE CO,.LTD.
• JAL SKY OSAKA CO., LTD.
• JAL SKY SERVICE CO., LTD.
• JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.
• JAL WAVE CO., LTD.
• JAL WING CO., LTD.
JAPAN GROUND SERVICE CO., LTD.
JAPAN SECURITY SUPPORT CO., LTD.
• JAPAN TRANSPORTATION ENGINEERING CORP.
• JLCOS COMPANY, LTD.
JUPITER GROUND SERVICE LIMITED
KANSAI AIRPORT GROUND SERVICE CO.,LTD.
• KOKUNAISEN DOTCOM CO.,LTD.
KYUSHU AIRPORT SERVICE CO., LTD.
LAO-JAPAN AIRPORT TERMINAL SERVICES CO., LTD.
• NAGOYA GROUND SERVICE CO., LTD.
• NAGOYA INTERNATIONAL SERVICE CO., LTD.
NAHA AIRPORT GROUND SERVICE CO., LTD.
NAHA AIRPORT PASSENGER SERVICE CO., LTD.
NEW CHITOSE AIRPORT SERVICE CO.,LTD.
NISHINIHON AIRPORT SERVICE CO., LTD.
• OKINAWA AIRPORT SERVICE CO., LTD.
SANEI MAINTENANCE CO., LTD.
• SERVICE CREATION INC.
• SHIMOJISHIMA AIRPORT FACILITY CO., LTD.
SUN MAINTENANCE CO., LTD.
• TOKYO CITY AIR TERMINAL CO., LTD.
TSURUYA KOGYO CO., LTD.

Catering
• AAS CATERING CO.,LTD.
CATE CO., LTD.
• HIROSHIMA CATERING CO., LTD.
• INTERNATIONAL CATERING LTD.
• INTERNATIONAL IN-FLIGHT CATERING CO., LTD.
JAL ROYAL CATERING CO., LTD.
• NAGOYA AIR CATERING CO., LTD.
NARITA DRY ICE CO., LTD.
NIHON FOOD SERVICE CO., LTD.
• NIKKO INFLIGHT CATERING CO.,LTD.
• OKINAWA CATERING SERVICE CO., LTD.
• TFK CORPORATION
TFK DEVELOPMENT CO., LTD.
TFK INTERNATIONAL (N,Z) LIMITED
YAMATO SHOKUZAI CO., LTD.

Cultural Activities and Publishing
CHICAGO TOKYO TELEVISION, INC.
• JAL ACADEMY CO., LTD.
• JAL BUSINESS SERVICE CO., LTD.
JAL BUSINESS SERVICE MINAMI KYUSYU CO., LTD.
JAL CULTURAL DEVELOPMENT CO., LTD.
• JAL INTERNATIONAL SERVICE INC.
• JAL PLANNING CO., LTD.
• JAL SUNLIGHT CO., LTD.
• OFFICIAL FILING CO., LTD.
SINO ASIA CULTURE ENTERPRISE CORPORATION
TOURISM ESSENTIALS INC.
WINDS PUBLICATIONS CO., LTD.

Financial Services
ACRES LEASING CO., LTD.
AILERON LEASING CO., LTD.
AIMS LEASING CO., LTD.
• ALIVE INSURANCE PTE.,LTD.
AVIONET LEASING INC.
AVIONET LEASING LTD.
BLADE LEASING CO., LTD.
CAMBER LEASING CO., LTD.
FAIRING LEASING CO., LTD.
FANS LEASING CO., LTD.
FILLET LEASING CO., LTD.
FLAP LEASING CO., LTD.
GEAR LEASING CO., LTD.
HIGH SKY LEASING CO., LTD.
HONEYCOMB LEASING CO., LTD.
HORIZONTAL LEASING CO.,LTD.
JAL CAPITAL CORPORATION
JAL FINANCE CORPORATION.
JAL FINANCE EUROPE B.V.
• JAL FSC LESSEE (CHI) COMPANY, LTD.
• JAL FSC LESSEE (NC) COMPANY, LTD.
• JAL FSC LESSEE (NC2) COMPANY, LTD.
• JAL FSC LESSEE (PB) COMPANY, LTD.
• JAL FSC LESSEE (PB2) COMPANY, LTD.
• JAL GROUP FINANCE CORPORATION
JAL LEASING (AMERICA),INC.
JAL LEASING (NETHERLANDS) B.V.
JAL LEASING ASSET MANAGEMENT CO., LTD.
JAL LEASING COMPANY,LIMITED
JALCARD INC.
JET LINER LEASING CO., LTD.
JF CARIB A.E.C.
JL AIRCRAFT LEASING CO., LTD.
JLMC AVIATION SERVICE CO., LTD.
KEEL LEASING CO., LTD.

LIFT LEASING CO., LTD.
NACELLE LEASING CO., LTD.
• PACIFIC BUSINESS BASE, INC.
• PACIFIC WORLD CORPORATION
PITOT LEASING CO., LTD.
PLY LEASING CO., LTD.
PNEUMATIC LEASING CO., LTD.
PULSEJET LEASING CO., LTD.
PYLON LEASING CO., LTD.
RAM JET LEASING CO., LTD.
REDOME LEASING CO., LTD.
RIB LEASING CO., LTD.
RUDDER LEASING CO., LTD.
SCRUM JET LEASING CO., LTD.
SELCAL LEASING CO., LTD.
SLAT LEASING CO., LTD.
SPAR LEASING CO., LTD.
SPINNER LEASING CO., LTD.
STABILIZER LEASING CO., LTD.
STAR JET LEASING CO., LTD.
STRINGER LEASING CO., LTD.
SUBSONIC LEASING CO., LTD.
TAB LEASING CO., LTD.
TILLER LEASING CO., LTD.
TOGA LEASING CO., LTD.
TRANSPONDER LEASING CO., LTD.
TRIM LEASING CO., LTD.
• TRIPLE A LIMITED
TWIN CRANE LEASING CO., LTD.
WINGLET LEASING CO., LTD.

Hotel and Travel Services

A AND P TRAVEL, INC.
AIRPORT HOTEL MANAGEMENT CO., LTD.
AMERASIA REPRESENTACIONES C.A.
ASIA CREATIVE TOURS CO., LTD.
ASIA CREATIVE TOURS HONGKONG LTD.
• AXESS INTERNATIONAL NETWORK, INC.
• BENKAY (U.S.A.), INC.
CARGO CREATIVE SERVICE CO., LTD.
CHITOSE INTERNATIONAL HOTEL CO., LTD.
• COCOS LAGOON DEVELOPMENT CORPORATION
COCOS LAGOON UTILITY CORPORATION
CREATIVE GREETING SERVICE, INC.
CREATIVE MARKETING MANAGEMENT, INC.
CREATIVE REISE GMBH
CREATIVE TOURS (EUROPE) B.V.
CREATIVE TOURS (SINGAPORE) PTE.LTD.
CREATIVE TOURS (SPAIN) S.A.
CREATIVE TOURS DUSSELDORF GMBH
CREATIVE TOURS LTD.
CREATIVE TOURS(HOLLAND) B.V.
CREATIVE TRAVEL (TAIWAN) LTD.,
EURO CREATIVE TOURS (UK) LTD.
FOOD DESIGN INC.
HOTEL NIKKO OF BEVERLY PARK, INC.
HAWAII HOTEL RESERVATION SYSTEM, INC.
HOKKAIDO TOUR SYSTEM CO., LTD.
HOTEL NEW NIKKO DE PARIS S.A.S.
HOTEL NIKKO (U.S.A.), INC.
• HOTEL NIKKO ANNUPURI
HOTEL NIKKO LONGBAI SHANGHAI
HOTEL NIKKO MICRONESIA, INC.
• HOTEL NIKKO OF NEW YORK, INC.
• HOTEL NIKKO OF SAN FRANCISCO,INC.
HOTEL NIKKO OSAKA CO., LTD.
• HOTEL NIKKO SAIPAN, INC.
HOTEL NIKKO SHANGHAI INVESTMENT CORPORATION
HOTELES NIKKO S.A.DE C.V.
HUAYA DEVELOPMENT CO., LTD.
IMPERIAL TRAVEL SERVICE CO., LTD.
INCONTRA, INC.
• INDO JAPAN AIR SERVICES PVT. LTD.
J INTER CO., LTD.
J PRO CO., LTD.
J SALES OKINAWA CO., LTD.
• JAL HOTELS COMPANY LTD.
JAL HOTELS GMBH DUSSELDORF
• JAL SALES NETWORK CO., LTD.
JALPAK CO., LTD.
JALPAK DE MEXICO S.A. DE C.V.
JALPAK HOLDING U.S.A., INC.
JALPAK INTERNATIONAL ASIA PTE LTD.
JALPAK INTERNATIONAL HAWAII, INC.
JALPAK INTERNATIONAL MICRONESIA, INC.
JALPAK INTERNATIONAL OCEANIA PTY LIMITED
JALPAK INTERNATIONAL THAILAND CO., LTD.
JALPAK SERVICE INC.
JALSTORY CO., LTD.
JALTOUR GMBH
JAPAN COUPON SERVICE CO., LTD.
JAPAN TOUR SYSTEM KYUSHU CO., LTD.
JAPAN TOURS SYSTEM CO., LTD.
JAPAN TOURS SYSTEM EHIME CO., LTD.
JAPAN TOURS SYSTEM SAGA CO., LTD.
JAPAN TOURS SYSTEM TOCHIGI CO., LTD.
JCT INTERNATIONAL(FRANCE) S.A.
JDC (PACIFIC) LTD.
JDC GUAM INC.
JHC GLOBAL SERVICE CO., LTD.
• JIMNA PTY LIMITED
KAMPO-NO-SATO HAKUSAN OGUCHI MANAGEMENT ASSOCIATION
MICRONESIAN HOSPITALITY, INC.
• MTJ DEVELOPMENT SDN. BHD.
• NANSEI TOURIST DEVELOPMENT CO., LTD.
NARITA NIKKO HOTEL CO., LTD.
NEW NIKKO HOTEL CO., LTD.
NIKKO CREATIVE SERVICE S.A.
NIKKO HOTEL MANAGEMENT (THAILAND) CO., LTD.
• NIKKO HOTELS (U.K.) LTD.
NIKKO HOTELS AUSTRALIA PTY. LTD.
• OKUMA BEACH LAND CO., LTD.
ORIENT DYNAMIC CO., LTD.
ORIENT NETWORK (HONG KONG) LTD.
ORIENT NETWORK (SINGAPORE) PTE LTD.
ORIENT NETWORK JAPAN CO., LTD.
ORIENT NETWORK THAILAND CO., LTD.
ORIENT NETWORK TOURS & TRAVEL (M) SDN. BHD.
ORIENT NETWORK(INTERNATIONAL) PTE. LTD.
P.T.JALPAK INTERNATIONAL BALI
P.T.TAURINA TRAVEL JAYA
PACIFIC AIR SERVICE
PACIFICO CREATIVE SERVICE, INC.
• PAN PACIFIC HOTELIERS, INC.
PARIS LIMOUSINE SERVICE S.A.R.L.
REISEBURO CREATIVE TOURS GES. M.B.H
SATELLITE TOURS CO., LTD.
SHURI KANKO CO., LTD.
STS ENTERPRISES, INC.
SUN INTERNATIONAL TRAVEL, INC.
SUPER SONIC TOURIST INC.
• TNN GUAM INC.
• TOKYO HUMANIA ENTERPRISE INC.
TOUR CREATE, INC.
TRANS QUALITY, INC.
TROPICAL LAUNDRY AND LINEN SUPPLY COMPANY, LTD.
UNIVERSAL HOLIDAYS, INC.
• VIEW WORLD COMPANY LIMITED

Information Services

• AVICOM JAPAN CO., LTD.
AVIONET (THAILAND) COMPANY LTD.
• AVIONET (USA) LTD.
AVIONET COMPUTER LTD.
• AVIONET(H.K.) LTD.
• E-MILENET LTD.
• JAL AVIONET (EUROPE) LTD.
JAL AVIONET SYSTEMS, INC.
• JAL INFORMATION TECHNOLOGY CO., LTD.
JTA INFORMATION & COMMUNICATION CO., LTD.

Leisure and Tourism Services

ASIA WINDS DEVELOPMENT CO., LTD.
• HIROKAWA RESORT TOWN CO., LTD.
• J & N CRUISE PTE., LTD.
• JAPAN SUBMARINE TOURISM CO., LTD.
• TOMAKOMAI RYOKKA KAIHATSU CO., LTD.

Limousine Services

• AIRPORT TRANSPORT SERVICE CO., LTD.
AZUMA KOTSU CO., LTD.
• KANSAI AIRPORT TRANSPORTATION ENTERPRISE
• OSAKA AIRPORT TRANSPORT CO., LTD.
• SOUTHERN AIRPORT KOTSU CO., LTD.

Real Estate and Construction

BLANCO VENDE, LTD.
• GLOBAL BUILDING CO. LTD.
• JAL CONSTRUCTION CO., LTD.
JAPAN AIRLINES MANAGEMENT CORP.
KOKEN CO., LTD.
NAHA GENERAL BUILDING SERVICE CO., LTD.
• PACIFIC INVESTMENT HOLDINGS CORPORATION
REAL KEEN LTD.
SHEEN CHART LIMITED
• TERMINAL ONE MANAGEMENT INC.
TOKYO FLIGHT KITCHEN RESTAURANTES LTDA.

Trading

AGS COMMERCE CO., LTD.
INTERNATIONAL AIRPORT CLEANING CO., LTD.
JAL TRADING AMERICAS,INC.
JAL TRADING ASIA CO., LTD.
JAL TRADING BLUE SKY, INC.
JAL TRADING HAWAII INC.
JAL TRADING U.K. LTD.
JAL/DFS DUTY FREE SHOPPERS CO., LTD.
• JALUX INC.
JET FRESH THAILAND CO., LTD.
JTA TRADING CO., LTD.
MARUYOSHI CO., LTD.
NEW TOKYO SERVICE CO., LTD.
NICCO LETTA
NJS COMPANY, LTD.
NORDIS CO., LTD.
SHURI RYUTSU LIMITED.
TOKYO BAY RESTAURANT CO., LTD.
TOKYO KINAI YOHIN CO., LTD.
TOKYO KOKU CLEANING CO., LTD.

• Indicates subsidiaries and affiliates in which JAL has direct equity investments.

Japan Airlines Company, Ltd.

AMSTERDAM
Office Centre Bldg. 2nd Floor
Jozef Israelskade 48e
1072 SB Amsterdam, THE NETHERLANDS
Phone: 0205-829-477
(Reservations & Information)

ANCHORAGE
PCS America INC.
4601 Satelite Dr.Suite NA206 Anchorage, Alaska
99502 U.S.A.
Phone: 907-248-6690

ATLANTA
4200 South Cargo Drive CSC Building-D, Room
215, Atlanta, GA30320, U.S.A.
Phone: 404-530-2225

AUCKLAND
Jalpak International Oceania Pty. Ltd.
12th Floor, Westpac Tower,
120 Albert Street,
Auckland NEW ZEALAND
Phone: (09)3799-906

BANGKOK
JAL Bldg., 254/1 Ratchadaphisek Road
Huaykwang, Bangkok, 10320, THAILAND
Phone: (02)692-5151-62 (Reservations)

BARCELONA
2nd Floor, Paseo de Gracia 53
08007 Barcelona, SPAIN
Phone: 9011-74770
(Reservations & Information)
(93)215-5385(Sales)

BEIJING
1st Floor, Chang Fu Gong Office Bldg.,
Jianguo Menwai Dajie,
Beijing, P.R. of CHINA
Phone: (010)6513-0888

BOSTON
Suite 606, The Statler Bldg., 20 Park Plaza,
Boston, Massachusetts 02116, U.S.A.
Phone: 1-800-525-3663(Reservations)

CAIRO
1, El Saleh Ayoub St., Zamalek
Cairo, EGYPT
Phone: (02)738-1422

CHICAGO
Bldg. 516, Express Center Drive
O'Hare International Airport,
Chicago Illinois 60666, U.S.A.
Phone: 1-800-525-3663(Reservations)

CINCINNATI
36 East 4th St., Suite 801,
Cincinnati, Ohio 45202, U.S.A.
Phone: 1-800-525-3663(Reservations)

DALIAN
14th Floor Senmao Bldg., 147 Zhongshan Road,
Xigang District, Dalian, P.R. of CHINA
Phone: (0411)369-2525

DALLAS
1425 Greenway Drive, Suite 375 Irving,
Texas 75038 U.S.A.
Phone: 1-800-525-3663 (Reservations)

DÜSSELDORF
1st Floor, Deutsch-Japanisches Center,
Immermannstrasse 43B,
40210 Düsseldorf, GERMANY
Phone: 01802228700
(Reservations & Information)
(0211)1679150 (Administration)

FRANKFURT
Rossmarkt 15,
60311 Frankfurt/Main 1, GERMANY
Phone: 01802228700
(Reservations & Information)
(069)13600 (Administration)

GENEVA
42, Rue De Lausanne,
CH-1201 Geneva, SWITZERLAND
Phone: 0844-888-700
(Reservations & Information)
(022)731-7160 (Sales)

GUAM
Guam International Airport,
Guam, U.S.A.
Phone: 642-6425-6
(Reservation & Ticketing)

HO CHI MINH CITY
O.S.C Travel (S.M.I Group) Co., Ltd
Sun Wah Tower 17F, 115 Nguyen Hue St.
Dist. 1 Ho Chi Minh City, VIETNAM
Phone: (8)8219098

HONG KONG
20th Floor, Gloucester Tower,
The Landmark, 11 Pedder St.,
Hong Kong S.A.R., P.R. of CHINA
Phone: 2523-0081 (Reservations)

HONOLULU
999 Bishop St., Suite 1800,
Honolulu, Hawaii 96813, U.S.A.
Phone: 1-800-525-3663, (808)521-1441
(Reservations)

JAKARTA
Kyoei Prince Building Ground Floor, JL.,
Jenderal Sudirman, Kav. 3-4,
Jakarta, 10220 INDONESIA
Phone: (021)572-3211 (Reservations)
(021)572-3223 (Sales)
(021)572-3227 (Ticketing)

KAOHSIUNG
Japan Asia Airways
Kaohsiung Chung-Cheng Bldg. 4F 2,
Chung-Cheng 3rd., Kaohsiung, Taiwan
Phone: 0800-065151

KUALA LUMPUR
Suite 20-03 Level 20 Menara citibank 165
Jalan Ampang, 50450 Kuala Lumpur, MALAYSIA
Phone: (03)2161-1722-6 (Reservations)

LONDON
Hanover Court, 5 Hanover Square,
London W1R 0DR, U.K.
Phone: (0845)7-747-700
(Reservations & Information)

LOS ANGELES
300 N. Continental Blvd., Suite 401,
El Segundo CA 90245, U.S.A.
Phone: 1-800-525-3663
(Reservations & Ticketing)

MADRID
C/Luchana, 23 6-2
28010 Madrid, SPAIN
Phone: 9011-74770
(Reservations & Information)
(91)594-0299 (Sales)

MANILA
2nd Floor 6788 Ayala Avenue, Oledan Square,
Makati City, (Manila), PHILIPPINES
Phone: (02)886-6868 (Reservations)

MEXICO CITY
Paseo de la Reforma, 295,
06500 Mexico City, D.F. MEXICO
Phone: (5)242-0150

MILAN
Via San Clemente 1, 20122 Milan, ITALY
Phone: 8-488-74777
(Reservations & Information)

MONTREAL
2000 Peel #620
Montreal, Quebec, CANADA H3A 2W5
Phone: 1-800-525-3663 (Reservations)

MOSCOW
Kuznetsky Most 3, Moscow, RUSSIA
Phone: (095)921-6448, 921-6648

NEW DELHI
Indo Japan Air Services. PVT. Ltd.
Chandralok Bldg. 36, Janpath,
New Delhi-110 001, INDIA
Phone: (011)3327104, 3327108

NEWYORK
655 5th Ave., New York, New York 10022, U.S.A.
Phone: 1-800-525-3663 (Reservations)

PARIS
1, Rond-Point des Champs Elysées, Marcel Dassault, 75008 Paris, FRANCE
Phone: 0801-747-700
(Reservations & Information)
0144355525 (Administration)

PUSAN
Kookje Bldg., #1602, 69, 6-Ka
Jungang-Dong, Jung-Ku,
Pusan, KOREA
Phone: (051)469-1215
(Reservations & Ticketing)

QINGDAO
1st Floor, Hotel Equatorial (Guidu)
Qingdao, 28, Xianggang
Zhong Lu, 266071 Qingdao, P.R. of CHINA
Phone: (0532)571-0088

ROME
Rome Leonardo Da Vinci International Airport,
00050, Fiumicino, Rome, ITALY
Phone: 8-488-74700
(Reservations & Information)

SAIPAN
P.O. Box 469, Saipan, MP 96950, U.S.A.
Phone: (670)234-6553-4
(Reservations & Ticketing)

SAN FRANCISCO
5th Floor, Hotel Nikko San Francisco,
222 Mason St., Suite 508
San Francisco, California 94102, U.S.A.
Phone: 1-800-525-3663 (Reservations)

SÃO PAULO
Av. Paulista 542 2nd Floor
São Paulo-SP., BRAZIL
Phone: (011)251-5222 (Reservations)
(011)284-9300 (Sales)

SEOUL
iknam Bldg., 188-3, Eulchi-Ro,
1-Ka Chung-Ku, Seoul, KOREA
Phone: (02)757-1711 (Reservations)

SHANGHAI
Room 201, Shanghai Rui Jin Bldg.,
205 Mao Ming Nan Lu,
Shanghai, P.R. of CHINA
Phone: (021)6472-3000
(Reservations & Ticketing)

SINGAPORE
16 Raffles Quay #03-01,
Hong Leong Bldg., Singapore 048581
Phone: 2210522

SYDNEY
14th Floor Darling Park, 201 Sussex Street,
Sydney, NSW 2000, AUSTRALIA
Phone: (02)9272-1111 (Reservations)
(02)9272-1100 (Sales)

TAIPEI
Japan Asia Airways
IBM Bldg., No. 2, Tun Hua S. Rd.,
Taipei, Taiwan
Phone: (02)8771-6003

TAICHUNG
Japan Asia Airways
Enterprise Bldg. 4F No. 393 Sec 1, Taichung
Kang Rd., Taichung, Taiwan
Phone: 0800-065151

TIANJIN
1st Floor, Tianjin International Bldg.,
75 Nanjing Road, Tianjin, P.R. of CHINA
Phone: (010)6513-0888 (Reservations)
(022)2313-9766 (Ticketing)

TORONTO
21st Floor, 130 Adelaide St.
West Tronto, Ontario, CANADA M5H 3P5
Phone: 1-800-525-3663 (Reservations)

VANCOUVER
25th Floor, 1075 West Georgia St., Vancouver,
B.C., CANADA, V6E3C9
Phone: 1-800-525-3663 (Reservations)

VIENNA
Kärntnerstrasse 11/4 Stock Eingang:
Weihburggasse 2, A-1010 Vienna, AUSTRIA
Phone: (01)5029-18888
(Reservations & Information)
(01)512-7522 (Ticketing)

WASHINGTON, D.C.
1050 Connecticut Ave., N.W. Suite 200,
Washington, D.C. 20036, U.S.A.
Phone: 1-800-525-3663 (Reservations)

YANGON
Room No. 1 FM1 Centre, Ground Floor,
No. 380 Bogyoke Aung San St., Pabedan
Township, Yangon, MYANMAR
Phone: (01)243030

ZURICH
Sihlstrasse 55, 8001
Zurich, SWITZERLAND
Phone: 0844-888-700
(Reservations & Information)

JAPAN
Head Office:
4-11, Higashi-shinagawa 2-chome,
Shinagawa-ku, Tokyo 140-8637, JAPAN
Toll-free general reservations:
0120-25-5931 (International)
0120-25-5971 (Domestic)

Kitami
Obihiro
Sapporo
Hakodate
Akita
Sendai
Fukushima
Tokyo
Niigata
Nagoya
Osaka
Kanazawa
Hiroshima
Matsuyama
Kochi
Fukuoka
Nagasaki
Kumamoto
Oita
Miyazaki
Kagoshima
Okinawa

Corporate Organization

Japan Airlines Company, Ltd.


President
Executive Management Board
Flight Safety Board
Flight Safety Committee
Operating Managing Committee
Customer Satisfaction Promotion Committee
Environmental Committee
Business Activities Reappraisal Committee
JAL 50th Anniversary Commemoration Committee
Corporate Auditor of The Board
Office of The Corporate Auditors
Corporate Affairs Office
Customer Relations Office
Corporate Planning Office
IT Planning Office
Associated Business Office
Corporate Safety Department
Environmental Affairs Department
Personnel & Organization Department
Industrial Relations Department
Medical Services Office
Accounting Department
Finance Department
Revenue Accounting Department
Purchasing Administration Department
Legal Affairs Department
Business Activities Reappraisal Department
General Affairs Department, Haneda
General Affairs Department, Narita

- Passenger Marketing
  - Passenger Marketing Department
  - Passenger IT Planning Department
  - Product Planning & Marketing Department
  - Int'l Affairs Department
  - CS Promotions Department
  - Cabin Services Planning Department
  - Reservation, Ticketing Procedures and Planning, Passengers Department
- Passenger Sales
  - Administration and Planning,Passenger Sales Department
  - Mileage Center Department
  - International Passenger Sales Planning Department
  - Domestic Passenger Sales Planning Department
  - Advertising Department
- Cargo Company
  - Planning & Marketing Department
  - Services Promotion Department
  - Administration Department
- Area Offices & Field Organizations
  - Area Offices: HONG KONG (Asia & Oceania)
    LONDON (Europe, Middle East & Africa)
    NEW YORK (The Americas)
- Cabin Attendants Division
  - Administration & Planning Department
  - International Flight & Passenger Department
  - Cabin Services Planning Department
  - Training Department
  - Administration & Services Department
  - In-flight CS Promotion Department
  - The 1st Cabin Attendants Department
  - The 2nd Cabin Attendants Department
  - Cabin Attendants Department, Haneda
- Operations & Customer Service
  - Administration & Planning, Operation & Customer Service Department
  - Station Operations Planning, Operation & Customer Service Department
  - Facilities & Airport Projects Department
  - Flight Operations Center
  - Security & Risk Management Department
- Operation & Maintenance Liaison Board
  - Flight Operations Division
  - Engineering & Maintenance Company

(As of July 1, 2001)

Japan Airlines Company, Ltd.

MEMBER OF THE BOARD OF DIRECTORS

Assingments as of June 28, 2001

Isao Kaneko
President
Chairman, Flight Safety Board
Chairman, Operations & Maintenance Liaison Board
Chairman, CS Promotion Committee
Chairman, Business Activities Reappraisal Committee

Masahide Ochi
Executive Vice President
Senior Vice President,
• *Customer Relations*
• *Corporate Safety*
Chairman, Flight Safety Committee
Senior Vice President, Environmental Affairs
Chairman, Environmental Committee
Chief Officer,
• *Legal Affairs*
• *Business Activities Reappraisal*

Katsuo Haneda
Senior Managing Director
Senior Vice President, Corporate Planning
Senior Vice President, IT Planning

Takashi Masuko
Senior Managing Director
Senior Vice President, Passenger Sales

Toshiyuki Shinmachi
Senior Managing Director
Senior Vice President, Corporate Affairs
• *Public Relations*
• *Executive Office*
• *Strategic Reserch*
• *Shareholders' Service*
Senior Vice President, Associated Business

Norio Ogo
Managing Director
Senior Vice President,
Engineering & Maintenance Division
President, Engineering & Maintenance Company

Hiroyasu Hagio
Managing Director
Senior Vice President,
Flight Operations Division

Akihiko Kaji
Managing Director
Senior Vice President, Passenger Marketing

Hidekazu Nishizuka
Managing Director
Senior Vice President, Human Resources
• *Personnel & Organization Administration*
• *Industrial Relations*
Senior Vice President & General Manager,
Medical Services
Senior Vice President ,Purchasing Administration

Hiroyuki Funayama
Managing Director
Senior Vice President,
Operations & Customer Service

Juntaro Shimizu
Senior Vice President, Cargo & Mail
President, Cargo Company

Gentaro Maruyama
Senior Vice President, Finance
• *Accounting*
• *Finance*
• *Revenue Accounting*
Senior Vice President & deputy general manager,
Corporate Planning
• *Budget*
Senior Vice President & deputy general manager,
• *Associated Business*

Hironori Matsuyama
Senior Vice President, Cabin Attendants Division
Senior Vice President Regional Manager, Narita
Senior Vice President, General Affairs, Narita

Shunji Kono
Senior Vice President

Ken Moroi
Senior Vice President

Yasunaka Furukawa
Senior Corporate Auditor of the Board

Seiso Neo
Corporate Auditor of the Board

Shigeo Matsui
Corporate Auditor of the Board

Yoshihisa Akiyama
Corporate Auditor of the Board

Masao Nishimura
Corporate Auditor of the Board

EXECUTIVE OFFICERS

Assingments as of June 28, 2001

Kazunari Yashiro
CEO for The Americas

Satoshi Endo
Executive Officer & Deputy General Manager,
Engineering & Maintenance Division
Executive Officer,
Maintenance Auditing Office
Maintenance Planning & Administration Office
Executive Officer & Deputy Chairman,
Environmental Committee

Hiroshi Ikeda
Executive Officer & Deputy General Manager,
Corporate Planning
• *Administration*
• *Industrial Policy*
• *Route & Fleet*
• *e-JAL Project*

Takashi Shimoeda
Executive Officer & Deputy General Manager,
Flight Operations Division
Executive Officer,
Flight Planning & Administration Office
Executive Officer, General Affairs, Haneda
Executive Officer & Deputy General Manager,
Medical Services

Masahiko Goda
CEO for Europe, Middle East & Africa
& Regional Manager UK & Ireland

Susumu Miyoshi
Executive Officer,
• *Legal Affairs*
• *Business Activities Reappraisal*
Executive Officer, Legal Affairs Department

Investor Information

Date of Foundation: August 1, 1951

Head Office: 4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan
Phone: 03-5460-3123 Fax: 03-5460-5915

Domestic Offices: 22 offices in major cities, including Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, and Naha

Overseas Offices: 32 offices in major cities, including New York, London, Paris, Moscow, Sydney, Beijing, and Hong Kong

Paid-in Capital: ¥188,550,335,984

Number of Shares of Common Stock:

Authorized	6,000,000,000 shares
Issued	1,783,473,439 shares

Floating Stock: 27.80%

Number of Stockholders: 221,233, including 531 non-Japanese

Major Stockholders:

Name	Number of Shares Held(Thousands)/ Percentage of Total Shares Outstanding
The Tokio Marine and Fire Insurance Co., Ltd.	51,312/2.9
Eitaro Itoyama	51,150/2.9
The Industrial Bank of Japan, Limited	46,155/2.6
The Dowa Fire and Marine Insurance Co., Ltd.	44,403/2.5
Nippon Life Insurance Company	41,718/2.3
Fukoku Mutual Life Insurance Company	39,635/2.2
The Bank of Tokyo-Mitsubishi, Ltd.	39,477/2.2
The Chase Manhattan Bank NA London	38,640/2.2
The Yasuda Fire and Marine Insurance Co., Ltd.	35,058/2.0
The Dai-ichi Kangyo Bank, Limited	34,978/2.0

Stock Listings: Tokyo, Osaka, and Nagoya stock exchanges; Depositary receipts traded through the NASDAQ System and SEAQ International

Fiscal Year-End: March 31

General Meeting of Stockholders: June

Stock Transfer Agent: The Toyo Trust & Banking Co., Ltd.

Share Handling Office: 10-11, Higashi-Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan

Date for Confirmation of Stock Ownership: March 31

Newspaper for Public Notices: Nihon Keizai Shimbun

Auditor: Century Ota Showa & Co.

(As of March 31, 2001)

Japan Airlines Co., Ltd.
4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan

